Exhibit 2.1

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and between

TAC HOLDINGS, LLC,

as Buyer,

and

GAUCHO HOLDINGS B.V.,

as Seller

Dated October 14, 2011

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TABLE OF CONTENTS
(Continued)

5.18	Real Property	35
5.19	Environmental Matters	36
5.20	Affiliate Contracts	38
5.21	Brokers	38
5.22	Books and Records	39
5.23	Distributors, Customers, End-Users and Suppliers	39
5.24	Product Liability and Warranty Matters	40
5.25	Bank Accounts; Powers of Attorney	40
5.26	Sales Orders	40

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF THE BUYER	40
6.1	Corporate Organization	40
6.2	Due Authorization	41
6.3	No Conflict	41
6.4	No Authorization or Consents Required	41
6.5	Financing	42
6.6	Litigation	42
6.7	Investment Intent	42
6.8	Brokers	42
6.9	Acknowledgment	42

ARTICLE VII	COVENANTS	43
7.1	Conduct of Business of the Company	43
7.2	Seller’s Affirmative Covenants	45
7.3	Access to Information	46
7.4	Public Announcements	46
7.5	Filings and Authorizations; Consummation.	46
7.6	Further Assurances	48
7.7	Employee Matters	48
7.8	Use of “Terphane” Name	49
7.9	No Negotiation	50
7.10	Non-Solicitation of Employees	50
7.11	Notice of Certain Developments	50
7.12	Deliveries On or Prior to Closing	51
7.13	FIRPTA Certificates	51
7.14	Release	51

ARTICLE VIII	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER	52
8.1	Representations and Warranties	52
8.2	Covenants and Agreements	52
8.3	Deliveries at Closing	53
8.4	Legal Prohibition	54
8.5	Pay-Off Letters	54
8.6	R&W Insurance Policy	54

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TABLE OF CONTENTS
(Continued)

8.7	Consulting and Non-Competition Agreement; Non-Competition Agreements	54

ARTICLE IX	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER	54
9.1	Representations and Warranties	55
9.2	Covenants and Agreements	55
9.3	Deliveries at Closing	55
9.4	Legal Prohibition	55

ARTICLE X	TERMINATION	55
10.1	Termination	55
10.2	Survival After Termination	56

ARTICLE XI	SURVIVAL AND INDEMNIFICATION	56
11.1	Survival After Closing	56
11.2	Indemnification	57
11.3	Indemnification Procedure	58
11.4	Limitations on Indemnification	59
11.5	Exclusive Remedy	61
11.6	Recourse	61
11.7	Effect on Purchase Price	61
11.8	Tax Matters	61

ARTICLE XII	MISCELLANEOUS	65
12.1	Expenses	65
12.2	Amendment	65
12.3	Entire Agreement	65
12.4	Notices	65
12.5	Waiver	66
12.6	Binding Effect; Assignment	67
12.7	No Third Party Beneficiary	67
12.8	Governing Law	67
12.9	Consent to Jurisdiction and Service of Process	67
12.10	WAIVER OF JURY TRIAL	67
12.11	Attorney-Client Privilege and Conflict Waiver	67
12.12	Severability	68
12.13	Counterparts	68

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EXHIBITS

Exhibit A	CapEx Budget
Exhibit B	Current Assets and Current Liabilities Included in the Calculation of Net Working Capital
Exhibit C	Form of Instrument Transferring Quota

SCHEDULES

3.2(b)(iii)	Closing Indebtedness to be Paid at Closing
4.4	Seller Approvals
4.7	Brokers
5.1	Company Activities
5.2(b)	No Conflicts
5.3	Company Approvals
5.5	Subsidiaries
5.6(a)	Litigation and Orders
5.7(a)	Financial Statements
5.7(b)	Volumes, Pricing and Spread
5.8	Liabilities
5.9	Developments since June 30, 2011
5.10	Taxes
5.11	Material Contracts
5.12	Intellectual Property
5.14(a)	U.S. Benefit Plans
5.14(b)	Foreign Benefit Plans
5.15	Labor and Employment Matters
5.16	Insurance
5.17	Compliance with Laws; Permits
5.18	Real Property
5.19(a)	Environmental Matters - Permits
5.19(b)	Environmental Matters - Compliance
5.20	Affiliate Contracts
5.21	Brokers
5.23	Distributors, Major Customers, End Users and Major Suppliers
5.25	Bank Accounts and Powers of Attorney
5.26	Forms of Sales Order
6.4	Buyer Approvals
6.8	Buyer Brokers
7.1	Conduct of Business
7.10	Individuals Covered by Non-Solicit
8.3(e)	Resigning Directors, Managers and Officers
8.3(f)	Required Consents
8.7	Continuing Employees with Non-Compete Agreements

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated October 14, 2011 (this “Agreement”), by and among TAC Holdings, LLC, a Virginia limited liability company (the “Buyer”), Gaucho Holdings B.V., a Dutch besloten vennootschap (the “Seller”), and Tredegar Film Products Corporation, a Virginia corporation (the “Guarantor”), solely for the purpose of guaranteeing the Buyer’s payment of the amounts set forth in Sections 3.2(b)(i) through 3.2(b)(v) and Buyer’s performance of its covenants and agreements required to be performed at or prior to Closing pursuant to Article VII.

RECITALS

A.           The Seller owns 100% of the outstanding equity interests of Terphane Holdings LLC, a Delaware limited liability company (the “Company,” and such outstanding equity interests, the “Interests”).

B.           The Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from the Seller, all of the Interests on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, the parties to this Agreement agree as follows:

ARTICLE I

DEFINITIONS

1.1          Definitions.  The following capitalized terms shall have the following meanings for all purposes of this Agreement:

“Actual Knowledge of the Company” means the actual knowledge, without inquiry, of Renan Bergmann, Danis J. Roy, Moacir de Assis Teixeira dos Santos, Antonio Carlos Macedo, Marcos Vieira or Vince Holley.  For the avoidance of doubt, the identification of the foregoing individuals is not intended to, and shall not, impose on any of such individuals any personal liability.

“Action” means any action, legal dispute or claim, suit, proceeding, arbitration, mediation, investigation or inquiry (whether civil, criminal or administrative, but not including investigations or inquiries, formal or informal, of which the Seller, the Company or one of its Subsidiaries has not been given notice).

“Adjustment Amount” means the sum of the Net Working Capital Adjustment, the CapEx Adjustment and the amount of Cash and Cash Equivalents, minus the sum of Closing Indebtedness, Transaction Expenses and the R&W Insurance Amount.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person.  For the purposes of this definition, the term “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings.

“Balance Sheet Rules” means, collectively, the accounting principles, methods and practices used in preparing the Latest Balance Sheet, applied on a consistent basis and in accordance with GAAP, except (a) that the exchange rate used in the calculation of Current Assets and Current Liabilities for the purposes of calculating Net Working Capital shall be $1.00 = R$1.6409 (which, for the avoidance of doubt, is the average of the spot rates available on the last fiscal day of the month for each of the twelve months ended September 30, 2011 and which were used by the Company to calculate the closing monthly balance sheets of the Company and its Subsidiaries during such period) and (b) as otherwise specified in Exhibit B.

“Benefit Plan” means a pension, retirement, savings, disability, medical, dental, health, life insurance or death benefit, group insurance, profit sharing, deferred compensation, executive compensation, fringe benefit, perquisite, stock award, restricted stock, stock option, stock purchase, performance share, stock appreciation or other equity compensation, bonus, incentive, performance pay, loan or loan guarantee, plant closing, change in control, severance, vacation or paid time off, “cafeteria” or “flexible benefit” plan or other employee benefit plan or program, whether or not subject to ERISA.

“Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York or São Paulo, São Paulo are authorized or required by Law to close.

“Buyer Fundamental Representations” means the representations and warranties set forth in Sections 6.1 (Corporate Organization), 6.2 (Due Authorization) and 6.8 (Brokers).

“CapEx Adjustment” means Funded CapEx minus the CapEx Target, expressed as a positive number if positive, and as a negative number if negative, each calculated immediately before the Closing.

“CapEx Budget” means the proposed budget for capital expenditures of the Company for the fiscal year ending December 31, 2011, as set forth on Exhibit A.

“CapEx Target” means the amount of capital expenditures that the Company and its Subsidiaries propose to have made and recognized by the Closing, in accordance with the schedule set forth in the CapEx Budget.

“Capital Stock” means: (a) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation; (b) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests; and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

“Cash and Cash Equivalents” means the aggregate amount of cash and cash equivalents of the Company and its Subsidiaries as of immediately before, and without giving effect to, the Closing, determined in accordance with the Balance Sheet Rules, which cash and cash equivalents shall include only the line item “Cash and Cash Equivalents” set forth on the Latest Balance Sheet under the heading “Current Assets.”

“Closing Indebtedness” means the amount of consolidated Indebtedness of the Company and its Subsidiaries outstanding immediately before the Closing, determined in accordance with the Balance Sheet Rules.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Co-Issuer” means Terphane Co-Issuer Corporation, a Delaware corporation.

“Competition Laws” means the applicable Laws of Brazil regulating antitrust, competition or merger control matters.

“Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, mortgage, license, sublicense, franchise agreement or other legally binding commitment.

“Current Assets” means the consolidated current assets of the Company and its Subsidiaries, determined in accordance with the Balance Sheet Rules, which current assets shall include only the line items set forth on the Latest Balance Sheet under the heading “Current Assets”, as set forth on Exhibit B, and no other assets (and, for the avoidance of doubt, shall exclude Cash and Cash Equivalents).

“Current Liabilities” means the consolidated current liabilities of the Company and its Subsidiaries, determined in accordance with the Balance Sheet Rules, which current liabilities shall include only the line items set forth on the Latest Balance Sheet under the heading “Current Liabilities”, as set forth on Exhibit B, and no other liabilities (and, for the avoidance of doubt, shall not include any amounts with respect to Transaction Expenses and Closing Indebtedness included in the Adjustment Amount).

“Disclosure Schedules” means the disclosure schedules, dated as of the date hereof, accompanying this Agreement.

“Environmental Law” means any Law, Order, treaty, legally binding standard, guidance document, directive or policy of any Governmental Authority (including any United States or Brazilian Governmental Authority) that is considered by such Governmental Authority as being a valid interpretation of Law, common law (including any common law theory of negligence, nuisance or trespass) or any Contract with, or requirement of, any Governmental Authority, and any binding interpretation thereof (including any Order), regulating, relating to or imposing liability, standards or obligations of conduct concerning (a) the environment, (b) the protection of human health and safety (other than Laws relating to labor and employment matters addressed under Sections 5.14 and 5.15), or (c) the regulation or Remediation of Hazardous Substances.  The term “Environmental Law” also includes any foreign, federal, state, provincial and local or municipal Law, Order or Permit, including common law, that (i) conditions the transfer of real property or assets upon a negative declaration or other approval of a Governmental Authority of the environmental condition of the real property or assets; or (ii) requires notification or disclosure of any Release or other environmental condition of the real property or assets to any Governmental Authority, whether or not in connection with transfer of title to or interest in real property or assets.

“Environmental Media” means any air (including ambient, workplace or indoor air), soil, sediments, land surface (whether above or below water), subsurface strata, plant or animal life, natural resources, or water (including territorial, coastal and inland surface waters, groundwater, streams and water in drains, tanks or sewers), sewer, septic or waste treatment, storage or disposal systems servicing real property, buildings or structures.

“Equity and Bankruptcy Exceptions” means (a) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally, (b) general principles of equity and (c) in addition, with respect to the Laws of Brazil, the general principles of probity and good faith and of the social function of contract and of property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

“Existing Credit Facilities” means, collectively, (a) the Loan Agreement, dated as of December 23, 2010, by and among the Company, Terphane Acquisition Corporation (predecessor of Tac II), Limitada and Tinc, Banco Santander (Brasil) S.A., Grand Cayman Branch and Banco Santander (Brasil) S.A., and the following Contracts related thereto: (i) the Promissory Note, dated as of December 28, 2010, by the Company, Tac, Limitada and Tinc (in favor of Banco Santander (Brasil) S.A.); (ii) the ISDA Master Agreement, dated as of December 23, 2010, by and between Banco Santander (Brasil) S.A., Grand Cayman Branch, and the Company; and (iii) the Fee Letter, dated as of December 3, 2010, by and among Banco Santander (Brasil) S.A., Grand Cayman Branch, the Company, Tac, Limitada and Tinc, (b) the Loan Agreement, dated as of March 29, 2004, by and between Limitada and Kreditanstalt fur Wiederaufbau, Frankfurt am Main, (c) the Export Prepayment Agreement No. 007/751, dated as of December 5, 2007, by and among Limitada, ABN Amro Bank N.V. and Banco ABN Amro Real S.A. (assigned to Banco Santander as of September 17, 2009) and (d) the Credit Certificate – On Lending No. 4000/07, dated as of June 11, 2007, by and between Limitada and Banco ABN Amro Real S.A. (now Banco Santander as successor in interest to Banco ABN Amro Real S.A.).

“Facilities” means all buildings, improvements and fixtures located on any Leased Real Property or Owned Real Property.

“Foreign Benefit Plan” means any Benefit Plan maintained by the Company or any of its Subsidiaries on behalf of employees or former employees of the Company and its Subsidiaries who are not based or were not based in the U.S., directors or former directors of the Company and its Subsidiaries who are not based or were not based in the U.S. or the dependents or beneficiaries of any such persons.

“Funded CapEx” means the amount of capital expenditures proposed in the CapEx Budget that have been made and recognized by the Company and its Subsidiaries in accordance with the Balance Sheet Rules immediately before the Closing.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means: (a) any federal, state, provincial, local, foreign or international government or governmental authority, regulatory or administrative agency, governmental commission, municipality, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (b) any organization of multiple nations, (c) any self-regulatory organization; or (d) any political subdivision of any of the foregoing.

“Hazardous Substance” means any of the following: (a) any pollutant, contaminant, waste or chemical; (b) any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material; (c) any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons; (d) any substance regulated or subject to standards under any Environmental Law; and (e) any substance the presence of which requires Remediation under any Environmental Law.

“Indebtedness” means (without duplication): (a) any indebtedness or other obligation of the Company or any of its Subsidiaries for borrowed money, whether current, short-term or long-term and whether secured or unsecured, excluding trade payables incurred in the ordinary course of business; (b) any indebtedness of the Company or any of its Subsidiaries evidenced by any note, bond, debenture or other security or similar instrument; (c) any net liabilities of the Company or any of its Subsidiaries with respect to interest rate or currency swaps, collars, caps and similar hedging obligations; (d) any liabilities of the Company or any of its Subsidiaries for the deferred purchase price of property or other assets (including any “earn-out” or similar payments); (e) any obligations as a lessee under capitalized leases (or leases that, under GAAP, should be recorded as capital leases); (f) any indebtedness (including the types specified in (a) through (e) of this definition) that the Company or any of its Subsidiaries guarantees or with respect to which the Company or any of its Subsidiaries otherwise assures a creditor against loss (which, for the avoidance of doubt, does not include contingent reimbursement obligations in respect of letters of credit issued by Banco Santander, Banco HSBC or Banco Citibank listed as items 42 through 48A of Schedule 5.11(a)(v) with respect to Limitada’s purchase of supplies and equipment in the ordinary course of business); and (g) any accrued interest, premiums, penalties (including prepayment penalties) and other obligations relating to the foregoing.

“Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered:  (a) patents, patent applications, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (b) trademarks, service marks, trademark and service mark registration applications, trade dress, trade names, taglines, brand names, logos and corporate names and all goodwill related thereto; (c) copyrights, copyright registration applications, mask works and designs; (d) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; and (e) domain names, Internet addresses and other computer identifiers.

“IP Licenses” means all licenses concerning the Intellectual Property, including agreements granting the Company or any of its Subsidiaries rights to use such Intellectual Property owned by any Person and agreements granting any Person rights to use such Intellectual Property owned by the Company or any of its Subsidiaries.

“Knowledge” means, (a) when used in reference to the Seller, the actual knowledge of Christophe Browne, (b) when used in reference to the Company, the actual knowledge of Renan Bergmann, Danis J. Roy, Moacir de Assis Teixeira dos Santos, Antonio Carlos Macedo, Marcos Vieira or Vince Holley; and (c) when used in reference to the Buyer, the actual knowledge of Brent King, in each case in clauses (a) through (c) after reasonable consultation with Persons who would be reasonably likely to have knowledge as to the accuracy of the applicable representation or warranty.  For the avoidance of doubt, the identification of the foregoing individuals is not intended to, and shall not, impose on any of such individuals any personal liability.

“Law” means any law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority.

“Leased Real Property” means the real property leased, occupied or used by the Company or any of its Subsidiaries pursuant to a Lease, together with all Facilities thereon and all easements, rights of way and other appurtenances thereto.

“Leases” means any and all leases, subleases, concessions, licenses and other similar agreements (whether written or oral) in connection with the occupancy or use of real property, including all amendments, modifications, extensions, renewals, guaranties and other agreements with respect thereto.

“Liability” means any liability, debt, obligation, loss, damage, claim, cost or expense (including costs of investigation and defense and attorney’s fees, costs and expenses), in each case, whether direct or indirect, accrued or contingent, matured or unmatured.

“Lien” means any lien, encumbrance, mortgage, deed of trust, deed to secure debt, pledge, charge, security interest, conditional sale or assignment in security (alienação ou cessão fiduciária em garantia) and in the case of real property, includes any easement, restriction, covenant, condition, title default, title retention or conditional sales agreement, encroachment or other survey defect, option or other encumbrance.

“Limitada” means Terphane Limitada, a Brazilian limited liability company.

“Material Adverse Effect” means any circumstance, change, effect, event, occurrence, state of facts or development that, individually or together with any one or more circumstances, changes, effects, events, occurrences, states of fact or developments, has, has had or would be reasonably expected to have a material adverse effect on the assets, liabilities, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole.

“Multiemployer Plan” means a  multiemployer plan as defined in Section 3(37) of ERISA.

“Net Working Capital” means Current Assets, minus Current Liabilities as determined in accordance with the Balance Sheet Rules, each calculated immediately before, and without giving effect to, the Closing.  For avoidance of doubt, the Parties agree that the current assets and current liabilities described on Exhibit B shall be the only items included in Current Assets and Current Liabilities for the purposes of the calculation of Net Working Capital.

“Net Working Capital Adjustment” means Net Working Capital minus $16,000,000, expressed as a positive number if positive, and as a negative number if negative.

“Order” means any order, decision, judgment, writ, injunction, decree, award, injunction or other determination of any Governmental Authority.

“Organizational Document” means, with respect to any Person that is not a natural person, such Person’s charter, certificate or articles of incorporation or formation, bylaws, memorandum and articles of association, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement, limited liability partnership agreement or other constituent or organizational documents of such Person.

“Owned Real Property” means the real property owned by the Company or any of its Subsidiaries, together with all Facilities located thereon and all appurtenances relating thereto.

“Permits” means any consent, license, registration, identification number, certification, certificate, approval, concession, franchise, grant, authorization, variance, exclusion, exemption, permit-by-rule or permit issued by, granted by, given by or otherwise made available by any Governmental Authority or pursuant to any Law (including any Environmental Law).

“Permitted Liens” means: (a) Liens for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Financial Statements in accordance with the Balance Sheet Rules; (b) mechanics’, carriers’, workers’, repairers’ and similar liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Financial Statements in accordance with the Balance Sheet Rules; (c) Liens arising under zoning, building and other land use Laws applicable to the Real Property that are not violated by the current use, occupancy or operation of the Real Property; (d) covenants, conditions, restrictions, easements and other non-monetary Liens affecting title to any Real Property that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the value, current use, occupancy or operation of such Real Property as currently conducted; (e) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws; (f) Liens on goods in transit incurred pursuant to documentary letters of credit; (g) Liens securing Indebtedness of the Company and its Subsidiaries that has been repaid in full on or prior to the Closing Date for which a release in form and substance reasonably satisfactory to the Buyer has been obtained or will be obtained by Closing but for which registration with the applicable Governmental Authority has not yet been cancelled; and (h) Liens disclosed on Schedule 5.18(d).

“Person” means any natural person, business, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, joint venture, business enterprise, trust or other legal entity, including any Governmental Authority.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any taxable period through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date.

“Quota” means that portion of the Capital Stock of Limitada held by Renan Bergmann.

“R&W Insurance Amount” means the lesser of (x) $750,000 and (y) the premium payable by the Buyer to obtain the R&W Insurance Policy.

“R&W Insurance Policy” means a buyer-side representations and warranties insurance policy issued by an insurer or insurers reasonably acceptable to the Buyer on such terms and conditions that are reasonably acceptable to the Buyer, which insurance policy shall have a self-insured retention equal to the Escrow Amount, it being understood that the insurance policy proposal of Chartis Specialty Insurance Company previously delivered to the Seller is reasonably acceptable to the Buyer.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Release” means any release, spill, leak, emission, deposit, pumping, pouring, emptying, discharging, injecting, escaping, leaching, disposing, dumping, dispersion or migration of Hazardous Substances into, under, above, onto or from any indoor or outdoor Environmental Media, including:  (a) the movement of Hazardous Substances through, in, under, above, or from any Environmental Media located within any building, structure, asset, real property or facility; (b) the movement of Hazardous Substances off-site from any real property; and (c) the abandonment of barrels, tanks, containers or other closed receptacles containing Hazardous Substances.

“Remediation” means any action to (a) clean up, remove, abate, treat or handle in any other way any Release; (b) prevent any Release so that it does not migrate, endanger or threaten to endanger public health or any Environmental Media; or (c) perform remedial investigations, feasibility studies, corrective actions, closures or post-remedial or post-closure studies, investigations, operations, maintenance and monitoring in each case related to any Release.

“Restrictive Contracts” means those restricted stock agreements, restricted PECs agreements and restricted warrants agreements entered into among THC Acquisition Lux S.à r.l., a Luxembourg société à responsabilité limitée, and Terphane Holdco Lux S.à r.l., a Luxembourg société à responsabilité limitée, on the one hand, and certain individual directors, officers and employees of the Company and its Subsidiaries, on the other hand.

“Seller Fundamental Representations” means the representations and warranties of the Seller set forth in Sections 4.1 (Organization), 4.2 (Due Authorization), 4.6 (Title to Interests), 4.7 (Brokers), 5.1 (Company Organization), 5.4 (Company Equity Interests), 5.5 (Subsidiaries), the first sentence of Section 5.13 (Title to Assets), 5.21 (Brokers) and 5.25 (Bank Accounts; Powers of Attorney).

“Software” means any of the following:  (i) computer programs, systems, applications and code, including any and all software implementations of algorithms, models and methodologies and any and all source code, object code, development and design tools, applets, compilers and assemblers, (ii) databases and compilations, including any and all data and collections of data, whether machine readable, on paper or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (iv) the technology supporting, and the contents and audiovisual displays of any Internet site(s) operated by or on behalf of the Company or any of its Subsidiaries, and (v) all documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded, in each case, which is used by the Company and/or its Subsidiaries in the ordinary course of their respective businesses as currently conducted.

“Software Licenses” means all licenses concerning the Software, including, agreements granting the Company or any of its Subsidiaries rights to use such Software owned by any Person and agreements granting any Person rights to use such Software owned by the Company or any of its Subsidiaries.

“Subsidiary” means, with respect to any specified Person, any entity of which the specified Person (either alone or through or together with any other Subsidiary of such specified Person) (a) owns, directly or indirectly, more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such entity, or (b) controls the management.

“Tac II” means Terphane Acquisition Corporation II, a Cayman Islands exempted company.

“Tax” means: (a) any taxes, levies, fees, imposts, duties, contributions or similar charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) imposed by any Governmental Authority, including:  (i) taxes imposed on, or measured by, income, franchise, profits. margin, gross margin or gross receipts, (ii) ad valorem, value added, alternative or add-on minimum, capital gains, sales, use, goods and services, use, real property, personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, disability, utility, severance, production, excise, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), transfer and gains taxes, and (iii) customs duties; (b) any liability for the payment of any items described in clause (a) above as a result of (i) being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group, or (ii) being included (or being required to be included) in any Tax Return related to such group; and (c) any liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other Person, or any successor or transferee liability, in respect of any of the items described in clauses (a) or (b) above.

“Tax Return” means any report, return, declaration, claim for refund, election, disclosure, estimate, information report or return or statement required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“THC” means Terphane Holding Corporation, a Delaware corporation.

“Tinc” means Terphane Inc., a Delaware corporation.

“Transaction Expenses” means any fees, costs and expenses incurred or subject to reimbursement by the Company or any of its Subsidiaries (without duplication), in each case in connection with the transactions contemplated hereby (whether incurred prior to or after the date hereof) and not paid prior to the Closing, including: (a) any brokerage fees, costs and expenses, commissions, finders’ fees, costs and expenses or financial advisory fees, costs and expenses incurred by the Company or any of its Subsidiaries; (b) any fees, costs and expenses of counsel, accountants or other advisors or service providers incurred by the Company or any of its Subsidiaries (excluding the fees and expenses of PricewaterhouseCoopers relating to its audit review of the June 30, 2011 Financial Statements which, for the avoidance of doubt, shall be accrued as a Current Liability in the Adjustment Amount as set forth in the Closing Statement); (c) any fees, costs and expenses incurred by, or payment obligations of, the Company or any of its Subsidiaries related to any transaction bonus, discretionary bonus, success fee, equity award, change-of-control payment, phantom equity payout, “stay-put” or other compensatory payment obligations to any employee of the Company or any of its Affiliates as a result of the execution of this Agreement or in connection with the transactions contemplated by this Agreement; (d) any other fees, costs and expenses incurred by, or payment obligations of, the Company or any of its Subsidiaries resulting from the change of control of the Company or any of its Subsidiaries or otherwise payable in connection with receipt of any consent or approval in connection with the transactions contemplated hereby (including the transfer taxes and related fees described in Section 11.8(f) as being included in the Transaction Expenses); and (e) the cost of the premium for the “tail period” coverage required by Section 7.1(i) under the Company Insurance Policies providing directors’ and officers’ liability insurance).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“U.S. Benefit Plan” means any Benefit Plan maintained by the Company or any of its Subsidiaries on behalf of employees or former employees of the Company and its Subsidiaries who are or were based in the U.S., directors or former directors of the Company and its Subsidiaries who are or were based in the U.S. or the dependents or beneficiaries of any such persons.

1.2           Other Capitalized Terms.  The following terms shall have the meanings specified in the indicated section of this Agreement.

Term	Section
Accounting Firm	2.3(b)
Adjustment Excess	2.3(d)
Adjustment Shortfall	2.3(d)
Agreement	Preamble
Antitrust Governmental Authority	7.5(d)
Base Consideration	2.2(a)
Benefit Plans	5.14
Buyer	Preamble
Buyer Approvals	6.4
Certain End Users	5.23(c)
Closing	3.1
Closing Date	3.1
Closing Statement	2.3(a)
Closing Transaction Expenses	2.3(b)
Company	Recitals
Company Approvals	5.3
Confidentiality Agreement	7.2
Consents	7.5(a)
Contest	11.8(d)(i)
Continuing Employees	7.7(b)
Dispute	2.3(b)
Distributors	5.23(a)
Escrow Account	2.2(d)
Escrow Agent	2.2(d)
Escrow Agreement	2.2(d)
Escrow Amount	2.2(d)
Estimated Adjustment Amount	2.2(b)
Estimated Purchase Price	2.2(a)(i)
Excepted Trademarks	5.12(e)
Final Adjustment Amount	2.3(d)
Financial Statements	5.7(a)
Guarantor	Recitals
Holdback Amount	2.2(c)
Holdback Excess	2.3(d)
Holdback Shortfall	2.3(d)
Indemnified Party	11.3(a)
Indemnifying Party	11.3(a)
Indemnity Reduction Amounts	11.4(c)
Interests	Recitals
Key Development Product	5.12(e)
Latest Balance Sheet	5.7(a)
Losses	11.2(a)
Major Customers	5.23(b)

Term	Section
Major Suppliers	5.23(d)
Material Contracts	5.11(a)
Notice of Claim	11.3(a)
Objections Statement	2.3(b)
Post-Closing Tax Returns	11.8(b)(ii)
Pre-Closing Statement	2.2(b)
Pre-Closing Tax Returns	11.8(b)(i)
Purchase Price	2.2(a)
Registered IP	5.12(a)
Releasee	7.14
Releasor	7.14
Second Escrow Account	2.2(d)
Second Escrow Agreement	2.2(d)
Second Escrow Amount	2.2(d)
Seller Approvals	4.4
Straddle Period	11.8(a)
Termination Date	10.1(d)
THC Tax Contest	11.8(d)(i)
Threshold Amount	11.4(a)

1.3           Interpretive Provisions.  Unless the express context otherwise requires:

(a)           the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)           terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)           the terms “Dollars” and “$” mean U.S. dollars;

(d)           the terms “Reais” and “R$” mean Brazilian reais;

(e)           references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(f)            wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g)           references herein to any gender shall include each other gender;

(h)           references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns, except that nothing contained in this clause (h) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(i)            references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(j)            the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; and

(k)           if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

ARTICLE II

PURCHASE AND SALE OF INTERESTS

2.1           Purchase and Sale of the Interests.  Upon the terms and subject to the conditions set forth in this Agreement, the Seller shall sell, assign, transfer and convey to the Buyer, free and clear of any Liens, and the Buyer shall purchase and acquire all of the Interests owned by the Seller from the Seller (and the Seller shall cause the assignment, transfer and conveyance of the Quota to Tac II), in exchange for cash consideration equal to the Purchase Price.

2.2           Calculation of Purchase Price.

(a)           Estimated Purchase Price.  The purchase price for the Interests (the “Purchase Price”) shall be $188,000,000 (the “Base Consideration”) plus the Adjustment Amount (if the Adjustment Amount is a positive number) or minus the absolute value of the Adjustment Amount (if it is a negative number).  At the Closing, the Buyer shall pay to the Seller an amount  equal to:

(i)           the Base Consideration plus the Estimated Adjustment Amount (if the Estimated Adjustment Amount is a positive number) or minus the absolute value of the Estimated Adjustment Amount (if it is a negative number) (the “Estimated Purchase Price”); minus

(ii)          the sum of the Holdback Amount, the Escrow Amount and the Second Escrow Amount.

The Estimated Purchase Price shall be subject to adjustment following the Closing pursuant to Section 2.3.

(b)           Pre-Closing Statement and Transaction Expenses.  Not fewer than two Business Days prior to the anticipated Closing Date, (i) the Seller shall deliver to the Buyer a certificate executed by an officer of the Seller (the “Pre-Closing Statement”) setting forth the Seller’s good faith estimates of (A) Closing Indebtedness, (B) Transaction Expenses, (C) Net Working Capital, (D) Funded CapEx and (E) the Adjustment Amount, in each case determined in accordance with the Balance Sheet Rules (clause (E) being the “Estimated Adjustment Amount”), together with supporting documentation for such estimates and any additional information reasonably requested by the Buyer, and (ii) the Seller shall deliver to the Buyer final invoices with respect to all Transaction Expenses to be paid by the Company or any of its Subsidiaries at the Closing, to the extent such invoices are made available to the Seller at such time (the “Closing Transaction Expenses”).  The Pre-Closing Statement shall be prepared in consultation with the Buyer and be subject to its approval, which approval may not be unreasonably withheld or delayed.

(c)           Holdback.  A portion of the Purchase Price in an amount equal to (i) $4,000,000 if Net Working Capital as set forth in the Pre-Closing Statement is less than $13,000,000 or (ii) $3,000,000 if Net Working Capital as set forth in the Pre-Closing Statement is $13,000,000 or more (in either case, such amount, the “Holdback Amount”) shall be held by Buyer on the Closing Date as security for the Seller’s obligations under Section 2.3 and distributed or deducted in accordance with Section 2.3(d).

(d)           Escrow Amount.  The Buyer shall deposit a portion of the Purchase Price in an amount equal to $36,850,000 by wire transfer of immediately available funds into two non-interest bearing escrow accounts (the first such account, the “Escrow Account,” and the second such account, the “Second Escrow Account”) established by the Buyer and the Seller with JPMorgan Chase (the “Escrow Agent”), such amount to be allocated between the Escrow Account and the Second Escrow Account (as so allocated, the “Escrow Amount” and the “Second Escrow Amount,” respectively) in accordance with two escrow agreements, each in the form previously agreed by the parties hereto (such agreements, the “Escrow Agreement” and the “Second Escrow Agreement,” respectively).  The Escrow Amount and the Second Escrow Amount will be disbursed from the Escrow Account or the Second Escrow Account by the Escrow Agent in accordance with the terms of Section 11.6 of this Agreement, the Escrow Agreement and the Second Escrow Agreement.

2.3           Purchase Price Adjustment.

(a)           Closing Statement.  Within 60 days following the Closing Date, the Buyer shall prepare and deliver to the Seller a certificate executed by an executive officer of the Buyer (the “Closing Statement”) setting forth the Buyer’s determination of (i) Closing Indebtedness, (ii) Transaction Expenses, (iii) Net Working Capital, (iv) Funded CapEx and (v) the Adjustment Amount, in each case determined in accordance with the Balance Sheet Rules.  Following delivery of the Closing Statement, the Buyer shall provide the Seller with access to any supporting documentation for the Closing Statement that the Seller may reasonably request.

(b)           Dispute Resolution.  Within 15 days after the Seller’s receipt of the Closing Statement, the Seller shall deliver to the Buyer a written statement either accepting the Closing Statement or specifying any objections thereto in reasonable detail (an “Objections Statement”).  If the Seller does not deliver an Objections Statement within such 15-day period, then the Closing Statement shall become final and binding upon all parties.  If the Seller does deliver an Objections Statement within such 15-day period, then the Seller and the Buyer shall negotiate in good faith for 10 days following the Buyer’s receipt of such Objections Statement to resolve such objections (any unresolved objection, a “Dispute”).  After such 10-day period, any item or matter set forth in the Closing Statement that is not a Dispute shall become final and binding upon all parties.  If the Buyer and the Seller are unable to resolve all objections during such 10-day period, then any remaining Disputes, and only such remaining Disputes, shall be resolved by Ernst & Young LLP or, if such firm is not able or willing to serve in such capacity, another nationally ranked firm upon which the Buyer and Seller shall agree (the “Accounting Firm”).  The Accounting Firm shall be instructed to resolve any such remaining Disputes in accordance with the terms of this Agreement within 30 days after its appointment.  The resolution of such Disputes by the Accounting Firm (i) shall be set forth in writing, (ii) shall be within the range of dispute between the Buyer and the Seller, (iii) shall constitute an arbitral award, and (iv) shall be conclusive and binding upon all the parties upon which a judgment may be rendered by a court having proper jurisdiction.  Upon delivery of such resolution, the Closing Statement, as modified in accordance with such resolution, shall become final and binding upon all parties.

(c)           Fees and Expenses of Accounting Firm.  The fees, costs and expenses of the Accounting Firm shall be allocated between the Buyer, on the one hand, and the Seller, on the other hand, based upon the percentage which the portion of the Disputes not awarded to each party bears to the amount actually contested by such party.  For example, if the Seller claims that the appropriate adjustments are $1,000 greater than the amount determined by the Buyer and if the Accounting Firm ultimately resolves the Dispute by awarding to the Seller $300 of the $1,000 contested, then the fees, costs and expenses of the Accounting Firm will be allocated 30% (i.e., 300  ÷  1,000) to the Buyer and 70% (i.e., 700  ÷  1,000) to the Seller.

(d)           Final Adjustment Amount.  As used herein, “Final Adjustment Amount” means (i) if the Seller fails to deliver an Objections Statement in accordance with Section  2.3(b), the Adjustment Amount as set forth in the Closing Statement, or (ii) if the Adjustment Amount is resolved by resolution of the Buyer and the Seller or by submission of any remaining Disputes to the Accounting Firm, as contemplated by Section  2.3(b), the Adjustment Amount as so resolved.  If the Final Adjustment Amount is greater than the Estimated Adjustment Amount (the amount of such excess, the “Adjustment Excess”), then the Buyer shall deliver to the Seller the Adjustment Excess and the Holdback Amount by wire transfer of immediately available funds to an account or accounts designated by the Seller in writing.  If the Final Adjustment Amount is less than the Estimated Adjustment Amount (the absolute amount of such shortfall, the “Adjustment Shortfall”), and (x) the Holdback Amount is greater than the Adjustment Shortfall (the amount of such excess, the “Holdback Excess”), then the Buyer shall deliver to the Seller the Holdback Excess by wire transfer of immediately available funds to an account or accounts designated by the Seller in writing, and the Buyer shall retain the remainder of the Holdback Amount equal to the Adjustment Shortfall, and (y) if the Holdback Amount is less than the Adjustment Shortfall (the absolute amount of such shortfall, the “Holdback Shortfall”), the Buyer, at its option, (x) may require the Seller to deliver to the Buyer the Holdback Shortfall by wire transfer of immediately available funds to one or more accounts designated by the Buyer in writing or (y) may (but, for the avoidance of doubt, is not required to) recover the Holdback Shortfall from the Escrow Amount pursuant to the procedures set forth in the Escrow Agreement, and in either case, the Buyer shall retain the entire Holdback Amount.  All payments made pursuant to this Section 2.3(d) shall be made with 15 Business Days of the determination of the Final Adjustment Amount and, if such payment is made more than 90 calendar days after the Closing Date, shall be paid together with interest thereon from the Closing Date to the date of payment at an interest rate per annum equal to three percent (3%).  All computations of interest shall be made on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.  Whenever any payment under this Section 2.3(d) shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of, and payment of, interest.  All payments made pursuant to this Section 2.3 shall be treated by all parties for tax purposes as adjustments to the Purchase Price.

ARTICLE III

THE CLOSING

3.1           Closing; Closing Date.  The closing of the sale and purchase of the Interests contemplated by this Agreement (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, at 10:00 a.m. local time, on the second Business Day after the date that all of the conditions to the Closing set forth in Article VIII and Article IX (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions on the Closing Date) shall have been satisfied or waived by the party entitled to waive the same, or at such other time, place and date that the Seller and the Buyer may agree in writing; provided, however, that in no event shall the Closing occur before October 24, 2011.  The date upon which the Closing occurs is referred to as the “Closing Date.”

3.2           Transactions to Be Effected at Closing.  At the Closing, the following transactions shall be effected by the parties:

(a)           The Seller shall deliver or cause to be delivered to the Buyer each of the documents, certificates and items required to be delivered by the Seller pursuant to Article VIII.

(b)           The Buyer shall:

(i)           pay to the Seller, by wire transfer of immediately available funds to a bank account designated by the Seller in the Pre-Closing Statement, an amount equal to the Estimated Purchase Price minus the sum of the Holdback Amount and the Escrow Amount, which payment shall constitute full satisfaction of the Buyer’s obligations under Section 2.1;

(ii)          pay, or cause to be paid, on behalf of the Company, the Closing Transaction Expenses by wire transfer of immediately available funds or as otherwise as directed by the Seller;

(iii)         pay, or cause to be paid, on behalf of the Company or its Subsidiary (as applicable), all of the Closing Indebtedness set forth on Schedule 3.2(b)(iii);

(iv)         pay the applicable premium to the underwriter of the R&W Insurance Policy by wire transfer of immediately available funds to a bank account designated in writing by such underwriter at least two (2) Business Days before the Closing Date;

(v)          pay the Escrow Amount and the Second Escrow Amount as described in Section 2.2(d); and

(vi)         deliver, or cause to be delivered, to the Seller each of the documents, certificates and items required to be delivered by the Buyer pursuant to Article IX.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer as follows as of the date hereof and as of the Closing Date (other than representations and warranties that address matters only as of a specified date, which shall be made as of such specified date):

4.1           Organization.  The Seller has been duly organized and is validly existing under the Laws of its jurisdiction of organization.  The Seller has the requisite power and authority to own or lease its properties and to conduct its business as it is now being conducted.  The Seller is duly licensed, qualified or registered to do business as a foreign Person in all jurisdictions in which it is required to be so licensed, qualified or registered, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to prevent, materially delay, materially impair or otherwise have a material adverse effect on, the ability of the Seller to enter into this Agreement or any other agreement contemplated hereby to which Seller is a party or consummate the transactions contemplated hereby.

4.2           Due Authorization.  The Seller has all requisite power and authority to execute and deliver this Agreement and each other agreement contemplated hereby to which Seller is a party and to consummate the transactions contemplated hereby.  The execution and delivery by the Seller of this Agreement and each other agreement contemplated hereby to which Seller is a party and the consummation of transactions contemplated hereby has been duly and validly authorized and approved by the board of directors or equivalent governing body of the Seller, and no other proceeding, consent or authorization on the part of the Seller is necessary to authorize this Agreement or the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Seller and, assuming due authorization, execution and delivery of this Agreement by the Buyer, constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to the Equity and Bankruptcy Exceptions.  When duly and validly executed and delivered by the Seller, the other agreements contemplated hereby to which the Seller is obligated to become a party, assuming due authorization, execution and delivery of such agreements by the other parties thereto, will constitute legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their terms, subject to the Equity and Bankruptcy Exceptions.

4.3           No Conflict.  The execution and delivery by the Seller of this Agreement and, assuming that all Company Approvals have been properly obtained, the consummation of the transactions contemplated hereby do not and will not:

(a)           breach, violate or conflict with any Organizational Documents of the Seller;

(b)           violate, conflict with or result in a breach of or default under any provision of, or constitute an event that, after notice or lapse of time or both, would result in a violation of, conflict with, breach of or default under, or accelerate the performance required under, any material Contract to which the Seller is a party or by which any of the Seller’s assets are bound or imposition of any material Lien, with or without notice or lapse of time or both, on the Interests; or

(c)           violate, conflict with or result in a breach of or default under, any provision of, or constitute an event that, after notice or lapse of time or both, would result in a violation of , conflict with, breach of or default under, in each case in any material respect, any applicable Law or Order binding upon or applicable to the Seller.

4.4           No Authorization or Consents Required.  No notice to or consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required by such Seller with respect to such Seller’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except as disclosed on Schedule 4.4 (the “Seller Approvals”).

4.5           Litigation.  There are no Actions before or by any Governmental Authority (and, to the Knowledge of the Seller, no such Action has been threatened) against or affecting the Seller (a) under any bankruptcy or insolvency Law or (b) that would reasonably be expected to affect adversely or restrict the ability of the Seller to enter into and perform the Seller’s obligations under this Agreement or any other agreement contemplated hereby to which Seller is a party.  The Seller is not subject to any outstanding Order that prohibits or otherwise restricts in any material respect the ability of the Seller to consummate fully the transactions contemplated hereby.

4.6           Title to Interests.

(a)           The Seller is the owner, beneficially and of record, of the Interests.  Other than the Interests, the Seller holds no other Capital Stock of the Company, and no other Capital Stock of the Company is issued and outstanding.  The Seller has good and valid title to the Interests, free and clear of all Liens.  Upon transfer to the Buyer at the Closing of the Interests held by the Seller, good and valid title to such Interests will pass to the Buyer, free and clear of any Liens.  The sale and transfer of the Interests by the Seller as contemplated by this Agreement are not subject to any preemptive right, right of first refusal, option, warrant, purchase right, restriction or other Contract (other than any such right or restriction held by the Company itself).

(b)           Renan Bergmann is the owner of record of the Quota.  Renan Bergmann has good and valid title to the Quota.  Upon transfer of the Quota to Tac II at the Closing, good and valid title to such Quota will pass to Tac II, free and clear of any Liens.  The transfer of the Quota by Renan Bergmann as contemplated by this Agreement is not subject to any preemptive right, right of first refusal, option, warrant, purchase right, restriction or other Contract (other than any such right or restriction held by the Company or any of its Subsidiaries and the purchase option granted to Banco Santander (Brasil) S.A. in connection with an Existing Credit Facility).

4.7           Brokers.  Except as set forth in Schedule 4.7, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with this Agreement based upon arrangements made by the Seller or any of its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES AS TO THE COMPANY

The Seller represents and warrants to the Buyer as follows as of the date hereof and as of the Closing Date (other than representations and warranties that address matters only as of a specified date, which shall be made as of such specified date):

5.1           Company Organization.  The Company has been duly organized and is validly existing as a limited liability company in good standing under the laws of its jurisdiction of organization.  The Company has the requisite power and authority to own or lease its properties and to conduct its business as it is now being conducted.  The Company is duly licensed or qualified and in good standing as a foreign limited liability company in all jurisdictions in which it is required to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Seller has made available to the Buyer a correct and complete copy of the Organizational Documents of the Company.  The Company is a holding company and, except as set forth on Schedule 5.1, the Company has not conducted any business, acquired ownership of any assets, incurred any liabilities or become a party to or otherwise bound by any Contract.

5.2           No Conflict.  The execution and delivery by the Seller of this Agreement and, assuming that all Company Approvals have been properly obtained and that the Closing Indebtedness set forth on Schedule 3.2(b)(iii) is repaid at Closing in accordance with Section 3.2, the consummation of the transactions contemplated hereby do not and will not:

(a)           breach, violate or conflict with the Organizational Documents of the Company or any of its Subsidiaries;

(b)           except as set forth on Schedule 5.2(b), violate, conflict with or result in a breach of or default under any provision of, or constitute an event that, after notice or lapse of time or both, would result in a violation of, conflict with, breach of or default under, or accelerate the performance required under, any Material Contract to which the Company or any of its Subsidiaries is a party or by which any of the Company’s or any of its Subsidiaries’ assets are bound; or

(c)           violate, conflict with or result in a breach of or default under, any provision of, or constitute an event that, after notice or lapse of time or both, would result in a violation of, conflict with, breach of or default under any applicable Law or Order binding upon or applicable to the Company or any of its Subsidiaries.

5.3           No Authorization or Consents Required.  No notice to or consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required by the Company or any of its Subsidiaries with respect to the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except as disclosed on Schedule 5.3 (collectively, the “Company Approvals”).

5.4           Company Equity Interests.  The Interests being acquired by the Buyer pursuant to this Agreement represent all of the issued and outstanding Capital Stock of the Company.  The Interests consist solely of the Seller’s uncertificated 100% membership interest in the Company.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Capital Stock of the Company to which the Company is a party or is bound.  The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) with the sole member of the Company on any matter.  There are no Contracts to which the Company is a party or by which it is bound to (i) repurchase, redeem or otherwise acquire any Capital Stock of, or other equity or voting interest in, the Company, or (ii) vote or dispose of any Capital Stock of the Company.  No Person (other than the Company itself) has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of Capital Stock of the Company.

5.5           Subsidiaries.

(a)           Schedule 5.5(a) sets forth a correct and complete list of each of the Subsidiaries of the Company and their respective jurisdictions of organization.  Each of the Subsidiaries identified on Schedule 5.5(a) is (i) duly organized, (ii) validly existing and (iii) in good standing, or in the case of Limitada, is duly registered and has an active registration status before the relevant board of trade and national taxpayers’ register, in each case under the applicable laws of the jurisdiction of each Subsidiary’s organization, and each of the Subsidiaries of the Company has all requisite power and authority to own or lease its properties and to conduct its business as it is now being conducted.  Each Subsidiary of the Company is duly licensed or qualified and is in good standing, where applicable, as a foreign corporation or other legal entity in all jurisdictions in which it is required to be so licensed or qualified.

(b)           Except as set forth on Schedule 5.5(b), all outstanding Capital Stock of each Subsidiary is held free and clear of all Liens directly by the Company or by one or more wholly owned Subsidiaries of the Company as set forth on such schedule.  All of the issued and outstanding Capital Stock of each Subsidiary is duly authorized, validly issued, fully paid and non-assessable.  None of the Capital Stock of any Subsidiary was issued in violation of any preemptive or similar right of any Person or in violation of any Contract.  The Seller has made available to the Buyer a correct and complete copy of the Organizational Documents of each Subsidiary.

(c)           There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Capital Stock of any Subsidiary of the Company to which the Company or any Subsidiary of the Company is a party or is bound.  Except as set forth on Schedule 5.5(c), no Subsidiary of the Company has any authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or are convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the members or stockholders of such Subsidiary on any matter.  Except as set forth on Schedule 5.5(c), there are no Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound to (i) repurchase, redeem or otherwise acquire any Capital Stock of, or other equity or voting interest in, any Subsidiary of the Company or the Company, or (ii) vote or dispose of any Capital Stock of, or other equity or voting interest in, any Subsidiary of the Company or the Company.  No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of equity securities of any Subsidiary of the Company.  No dividends or other distributions of the Company or any of its Subsidiaries have been declared and remain unpaid or otherwise owed to any Person owning an interest in the Company or any of its Subsidiaries, except for dividends that may be paid by a Subsidiary of the Company to another Subsidiary of the Company or by a Subsidiary of the Company to the Company between the date of this Agreement and the Closing Date in accordance with Section 7.1(c).

(d)          Other than the Capital Stock that the Company owns of its Subsidiaries, the Company does not own any Capital Stock of any other Person.

(e)           Except as set forth on Schedule 5.5(e), neither Co-Issuer nor Tac II has conducted any business, acquired ownership of any assets, incurred any liabilities or become a party to or otherwise bound by any Contract.

5.6           Litigation; Orders.

(a)           Except as set forth on Schedule 5.6(a), there are no pending or, to the Knowledge of the Company, threatened Actions, nor at any time during the past three (3) years, have there been any material pending or, to the Knowledge of the Company, material threatened (x) Actions against the Company or any of its Subsidiaries by or before any Governmental Authority or by any other Person or (y) Actions against any Person by the Company or any of its Subsidiaries (excluding claims under insurance policies covering the Company or any of its Subsidiaries not involving judicial proceedings with the applicable insurance company), and neither the Company nor any of its Subsidiaries is subject to any outstanding Order.

(b)           Except as would reasonably be expected to arise from the currently pending and threatened matters set forth on Schedule 5.6(a), to the Actual Knowledge of the Company, during the past (3) years, no event has occurred or circumstance has existed that would reasonably be expected to give rise to or serve as a basis for the commencement of any material Action (excluding Actions related to Taxes, Material Contracts, Intellectual Property, labor and employment matters or environmental matters) that would (i) materially impact the operation of the respective businesses of the Company or any of its Subsidiaries or (ii) give rise to material monetary damages related to the Company or any of its Subsidiaries.

(c)           The Sellers have delivered to the Buyer true and complete copies of (i) all material pleadings and (ii) all material correspondence and other material documents relating to each currently pending or threatened item set forth on Schedule 5.6 to the extent such material correspondence and other material documents contain material information relating to, and not reflected in, the material pleadings described in clause (i).

5.7           Financial Statements.

(a)           Schedule 5.7(a) contains true and complete copies of each of:  (i) the audited consolidated condensed balance sheet of the Company and its Subsidiaries as of June 30, 2011 (the “Latest Balance Sheet”) and the related audited consolidated condensed interim statements of operations and comprehensive income, members’ equity and cash flows for the three-month and six-month periods then ended; and (ii) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2010 and the related (A) audited consolidated statements of operations and comprehensive income (loss), members’ equity and cash flows for the three-month period then ended for the Company and its Subsidiaries and (B) audited consolidated statements of operations and comprehensive income (loss), net capital deficiency and cash flows of THC and its Subsidiaries for the nine-month period ended September 30, 2010.  The financial statements included in Schedule 5.7(a) are hereinafter referred to as the “Financial Statements.”  The Financial Statements have been prepared in accordance with GAAP, consistently applied throughout the periods indicated (except as disclosed in the notes to the Financial Statements), and present fairly in all material respects the consolidated financial condition and results of operations and cash flows of the Company or THC (as applicable) and their respective Subsidiaries as of the times and for the periods referred to therein.

(b)           The historical data of the Company and its Subsidiaries with respect to volumes, pricing and spread set forth on Schedule 5.7(b) (i) have been compiled from the books and records of the Company and its Subsidiaries in accordance with their internal cost allocation policies, which policies have not changed during the period reflected in materials attached hereto as Schedule 5.7(b), (ii) represent transactions conducted in the ordinary course of business and (iii) are complete and correct in all material respects.

(c)           Limitada’s 2010 total sales in or into the United States did not exceed $66,000,000, and Limitada does not hold assets located in the United States that are valued in excess of $66,000,000.

5.8           No Undisclosed Liabilities.  There are no Liabilities of the Company or any of its Subsidiaries other than (a) Liabilities disclosed in the Financial Statements; (b) Liabilities for performance under Material Contracts listed on Schedule 5.11(a) and other Contracts that are not Material Contracts (excluding, in each case, any Liability for breach); (c) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Latest Balance Sheet; (d) Liabilities disclosed on Schedule 5.8; and (e) other Liabilities incurred in the ordinary course of business consistent with past practice that are not required by GAAP to be recorded or disclosed on the Latest Balance Sheet and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.9           Absence of Certain Developments.  Except as set forth on Schedule 5.9, since June 30, 2011:

(a)           the Company and its Subsidiaries have, in all material respects, conducted their respective businesses and operated their properties in the ordinary course of business consistent with past practice;

(b)           there has been no Material Adverse Effect;

(c)           there has been no casualty, loss, damage or destruction (whether or not covered by insurance) of any property that is material to the business of the Company and its Subsidiaries; and

(d)           neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date hereof, would require the consent of the Buyer pursuant to Section 7.1.

5.10         Taxes.

(a)           Except as set forth in Schedule 5.10(a):

(i)           All Tax Returns that are required to have been filed by or with respect to the Company or any of its Subsidiaries (including any Tax Returns in which the Company or any of its Subsidiaries were included as a member of an affiliated, consolidated, combined, unitary or aggregate group) have been duly filed and all such Tax Returns were true, correct and complete in all material respects.  All Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid.  Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.  No written claim has been made during the past three (3) years, by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.  There are no Liens for Taxes (other than Taxes not yet due and payable, which will be included as Current Liabilities in the calculation of Net Working Capital) upon any of the assets of the Company or any of its Subsidiaries.  Each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(ii)           There is no material dispute or claim currently outstanding concerning any Tax liability of the Company or any of its Subsidiaries claimed or raised by any Governmental Authority in writing.  No material deficiencies asserted in writing or assessments made as a result of the examinations of any of the Tax Returns referred to in the first sentence of Section 5.10(a)(i) are currently outstanding.  There are no outstanding audits or other examinations by the relevant taxing authority in connection with the Tax Returns referred to in the first sentence of Section 5.10(a)(i).  Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b)          Schedule 5.10(b) sets forth a correct and complete list of all United States federal, state, local and non-U.S. income Tax Returns and all material Tax Returns other than income Tax Returns filed with respect to the Company or any of its Subsidiaries for taxable periods ended on or after December 31, 2007, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of audit.

(c)           Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement, or plan that has resulted or would result in the payment of any “excess parachute payment” within the meaning of Code § 280G (or any corresponding provision of state, local, or foreign Tax law) in connection with the transactions contemplated by this Agreement.  Neither the Company nor any of its Subsidiaries is a party to or bound by any tax allocation or sharing agreement.

(d)           Except as set forth in Schedule 5.10(d), neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated United States federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract or otherwise.

(e)           Except as set forth in Schedule 5.10(e), neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) election under Code § 108(i).

(f)            Neither the Company nor any of its Subsidiaries has distributed stock of another Person, and has not had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(g)           Neither the Company nor any of its Subsidiaries is or has ever been a party to any “listed transaction” as defined in §6707A(c)(2) and Treas. Reg. §1.6011-4(b)(2).  The Seller and the Company and each of its Subsidiaries have properly disclosed all “reportable transactions” (within the meaning of  Treasury Regulations § 1.6011-4(b)(1), any predecessor regulation, or any similar provision of state or foreign law) with respect to the Company or any of its Subsidiaries on the applicable Tax Return of the reporting entity.

(h)          Since its formation, the Company has been classified as a disregarded entity for U.S. federal and state income Tax purposes.  Tac II and Limitada have each made valid elections to be treated as disregarded entities, within the meaning of Treasury Regulation § 301.7701-2(c)(2), for U.S. federal income Tax purposes and for purposes of all applicable U.S. state or local income Taxes, and each has been treated as a partnership or disregarded entity for all U.S. federal and state income Tax purposes since the effective date of each such election.  The Seller has provided a copy of all check-the-box elections under Treasury Regulation § 301.7701-3(c) with respect to the Company and any of its Subsidiaries that are currently in place.

(i)            Neither the Company nor any of its Subsidiaries (i) is a “controlled foreign corporation” within the meaning of Code §956; (ii) is a “passive foreign investment company” within the meaning of Code §1297, or (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(j)            Neither Co-Issuer nor Tinc has been a United States real property holding company within the meaning of Section 897(c)(2) of the Code within the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k)           Schedule 5.10(k) accurately sets forth the amount of all loss and Tax credits of the Company and its Subsidiaries eligible to be carried forward as of August 30, 2011 and prior to the Closing Date none of such losses or credits are subject to any limitation under Code §382 or §383 or any other provision of any Tax Law.

(l)            Except as set forth in Schedule 5.10(l), the Company and each of its Subsidiaries have filed or will file prior to the Closing Date all Internal Revenue Service Forms TD F 90-22.1, Report of Foreign Bank and Financial Accounts that they were required to have filed as of the Closing Date.

(m)          Limitada is entitled to benefit and effectively benefits from the tax incentives, benefit programs and tariffs listed on Schedule 5.10(m) and has conducted and currently conducts its business and activities in compliance with the rules that apply to such incentives, benefits and tariffs in such a manner as to ensure that all such tax incentives, benefits and tariffs remain valid and in force at the Closing Date.  Limitada is not currently and has not been in breach or default of the published requirements of such programs.

(n)           Limitada has no outstanding tax or social security liability or obligation relating to its former branch enrolled with the Brazilian Taxpayers’ Registry (Cadastro Nacional de Pessoas Jurídicas - CNPJ) under No. 02.429.732/0002-08.

5.11           Contracts.

(a)           Schedule 5.11(a) sets forth a correct and complete list of all Material Contracts.  “Material Contracts” means any Contract currently in effect, or any Contract that has any material surviving obligation (other than warranty obligations in respect of products purchased or sold in the ordinary course of business), to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and which falls within any of the following categories:

(i)           all Contracts with suppliers involving payments in excess of $250,000 on an annual basis, excluding individual purchase orders except for unfulfilled purchase orders as of the day before the date of this Agreement with a purchase price that exceeds $500,000;

(ii)          all Contracts with customers involving payments in excess of $250,000 on an annual basis, excluding individual purchase orders except for unfulfilled purchase orders as of the day before the date of this Agreement with a sales price that exceeds $500,000;

(iii)         all distribution, dealer, sales representative or sales agency Contracts involving payments on an annual basis in excess of $250,000;

(iv)         other than Benefit Plans, all Contracts for, or setting forth any of the terms or conditions related to, the employment or termination of employment of any (i) employee of the Company or any of its Subsidiaries whose base annual compensation (exclusive of bonus and commission) is in excess of $125,000 or (ii) any individual consultant or individual independent contractor of the Company or any of its Subsidiaries whose annual compensation is in excess of $125,000;

(v)          all Contracts relating to Indebtedness of the Company or any of its Subsidiaries;

(vi)         all Contracts with another Person (A) that purport to limit or restrict the ability of the Company or any of its Subsidiaries to enter into or engage in any market or line of business, other than any Contract that may be terminated or cancelled by any party thereto on 90 days’ or less notice without payment of any material penalty or other payment obligation; or (B) by which any officer or director, or, to the Actual Knowledge of the Company, any manager or employee of the Company or any Subsidiary is bound that purport to limit the ability of any of the foregoing to engage in or continue any conduct, activity or practice relating to the business of the Company and its Subsidiaries;

(vii)        all Leases for the Leased Real Property;

(viii)       (A) the Datasul Software License and (B) all other IP Licenses and Software Licenses involving an annual commitment or payment of more than $250,000 individually (other than off-the-shelf Software Licenses);

(ix)         all Contracts that provide for an increased payment or benefit, or accelerated vesting of benefits, to or for the benefit of any director, officer, executive employee or consultant upon the execution of this Agreement or the Closing or in connection with the transactions contemplated hereby;

(x)          all joint venture or partnership contracts, cooperative agreements and all other Contracts providing for the sharing of any profits of the Company or any of its Subsidiaries or of any such joint venture or partnership;

(xi)         all Contracts that create an indemnification or similar obligation that could foreseeably result in a payment by the Company or any of its Subsidiaries in excess of $250,000, excluding indemnification obligations that are incidental to Contracts entered into in the ordinary course of business for the purchase or sale of goods or services;

(xii)        all other Contracts, or series of related Contracts, that have a term remaining of more than one (1) year from the date of this Agreement and that the Company reasonably anticipates will require aggregate annual payments, contingent or otherwise, to or from the Company or any of its Subsidiaries in excess of $250,000; and

(xiii)       all Contracts granting or evidencing Liens (other than Permitted Liens) on any Owned Real Property or other material assets of the Company or any of its Subsidiaries.

(b)           Prior to the date hereof, the Seller has made available to the Buyer a correct and complete copy of each written Material Contract (other than ordinary offer letters or confirmations of employment issued in the ordinary course of business to employees of Limitada with respect to those Material Contracts listed in subsection (iv) of Schedule 5.11(a)), including material amendments or waivers thereto to the extent they remain in effect.  There are no oral Material Contracts.

(c)           All Material Contracts are in full force and effect and are the legal, valid and binding obligations of the Company or the applicable Subsidiary, enforceable in accordance with their terms, and, to the Knowledge of the Company, the other party thereto, subject to the Equity and Bankruptcy Exceptions and applicable Law.  Except as set forth in Schedule 5.11(c), the Company or the applicable Subsidiary is not in breach of or default of any material provision of any Material Contract, nor, to the Knowledge of the Company, is any other party thereto.  No event has occurred nor circumstances exist that, with notice or lapse of time or both, would constitute such a violation or default by the Company or any of its Subsidiaries under any Material Contract, or, to the Knowledge of the Company, the other parties thereto.

(d)           None of the Restrictive Contracts restrict or otherwise limit the ability of any of the officers, directors, managers or employees, as applicable, of the Company or any of its Subsidiaries bound by them from engaging in or continuing any conduct, activity or practice relating to the business of the Buyer or any of the Buyer’s Affiliates (including the Company or any of its Subsidiaries upon the Closing) from and after the Closing.

5.12           Intellectual Property; Software.

(a)           Schedule 5.12(a) sets forth a correct and complete list of all patents, trademark registrations, copyright registrations, industrial designs, and domain names and applications for any of the foregoing owned by the Company and its Subsidiaries (collectively, the “Registered IP”) and all unregistered trademarks owned by the Company and its Subsidiaries.  The Company and its Subsidiaries do not own any service marks.  Except as set forth in Schedule 5.12(a), the Company and/or its Subsidiaries own and possess the entire right, title and interest in and to the Intellectual Property listed in Schedule 5.12(a), free and clear of all Liens, not subject to any co-ownership, right to use or joint development interests by any third party, and immediately following the Closing, the Company and/or its Subsidiaries will continue to own and possess the  entire right, title and interest to all of such Intellectual Property, free and clear of all Liens.

(b)           Except as set forth on Schedule 5.12(b), the Company and its Subsidiaries own or have the right to use (pursuant to a valid IP License, in the case of Intellectual Property that is owned by another Person) all Intellectual Property that is material to the operation of their respective businesses as presently conducted.

(c)           During the past three (3) years, there have not been any pending, or to the Knowledge of the Company, threatened Actions related to any of the “Terphane” trademarks or any of the patents set forth on Schedule 5.12(a), including any such Actions involving claims of infringement or other violation, validity, enforceability, ownership, title or the right to use.

(d)           During the past three (3) years, neither the Company nor any of its Subsidiaries has (i) received any written notice of infringement, misappropriation or conflict with respect to Intellectual Property of any other Person (including any demands or unsolicited offers to license any Intellectual Property from any other Person), (ii) received any written notice challenging or questioning the validity, enforceability, use or ownership of any material Intellectual Property used by the Company or its Subsidiaries, or (iii) threatened any Person with an Action for infringing or misappropriating any of its Intellectual Property.   Neither the Company nor any of its Subsidiaries has granted any Person any continuing rights to any of its material owned Intellectual Property.

(e)           To the Knowledge of the Company, no trademark, method or design used, no product manufactured and sold by, and no Key Development Product (as defined below) developed by the Company or its Subsidiaries infringes or misappropriates the Intellectual Property of any third party; provided that the foregoing representation and warranty shall not apply to any infringement or misappropriation of those third party trademarks set forth on Schedule 5.12(b) (the “Excepted Trademarks”), as to which the Seller represents and warrants only that the Company and its Subsidiaries have used commercially reasonable efforts to avoid infringing such Excepted Trademarks.  The term “Key Development Product” means any product developed under the projects identified by Seller as “Sealphane 10.64” (clear heat sealable/peelable films) and “Nano Coated PET” (clear barrier films coated with nano particles).

(f)           To the Knowledge of the Company, no Person is infringing upon any material Intellectual Property owned or otherwise used by the Company or any of its Subsidiaries.

(g)           All necessary registration, maintenance and renewal fees currently due in connection with all material Registered IP have been made, and all necessary documents, records and certifications in connection with such Registered IP have been filed with the relevant patent, copyright, trademark or other Governmental Authorities for the purpose of maintaining such industry and intellectual property rights.  No IP Licenses granting other Persons rights to use the Registered IP are in effect between the Company or its Subsidiaries, on the one hand, and any other Person, on the other hand, and no royalties, fees or other payments are payable by the Company or its Subsidiaries to any Person by reason of the ownership, development, use, license, sale or disposition of the Registered IP and material unregistered trademarks and service marks.

(h)           Except as set forth on Schedule 5.12(h), to the Knowledge of the Company, during the past three (3) years, no unauthorized disclosure of any material confidential or material proprietary information of the Company or any of its Subsidiaries has occurred.

(i)            Substantially all current employees of Company and its Subsidiaries above the level of machine operator have executed a “work for hire” or legally equivalent agreement whereby such persons assign (or agree to assign) or otherwise transfer to the Company or a Subsidiary of the Company ownership of the entire right, title, and interest in and to all Intellectual Property resulting from their services for the Company or any of its Subsidiaries, waive any applicable moral rights therein, and agree to execute such documents as are required to perfect such assignments.

(j)            Except as set forth on Schedule 5.12(j), the Company and its Subsidiaries have taken reasonable measures to maintain and protect all of their Registered IP, including paying all maintenance, annuity and applicable fees of Governmental Authorities required to maintain their Registered IP registrations in force.

(k)           Schedule 5.12(k) sets forth a correct and complete list of all material Software used by the Company or its Subsidiaries in connection with the operation of their respective businesses (other than off-the-shelf Software Licenses and Software that is embedded in equipment owned or leased by the Company or its Subsidiaries) and accurately identifies which of such Software is owned by the Company or any of its Subsidiaries and which is licensed to or by the Company or any of its Subsidiaries and the name of the owner, the licensee and/or the licensor, as applicable.  The Company and its Subsidiaries own or have a valid Software License to use all such Software, and have a valid Software License to use their off-the-shelf Software.  The Company and its Subsidiaries are in material compliance with the Software Licenses to which they are a party.  To the Knowledge of the Company, no party to any such Software License has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate or fail to renew any such Software License.

5.13           Sufficiency of Assets; Title to Assets.  The Company and its Subsidiaries hold and own valid title to or have valid leasehold interests in respect of or valid licenses to use, each of their respective assets, free and clear of all Liens other than Permitted Liens, Liens under Existing Credit Facilities that will be released at Closing and Liens securing other Existing Credit Facilities.  Such assets collectively constitute all of the assets necessary to operate the Company’s and its Subsidiaries’ business in the manner presently operated by them.  No assets or Intellectual Property or Software that is material to the operation of the business of the Company and its Subsidiaries is owned by any Affiliate of the Company and its Subsidiaries (other than the Company and its Subsidiaries) or by any officer or director of the Company, its Subsidiaries or such Affiliate.

5.14           Employee Benefit Plans.

(a)           U.S. Benefit Plans: With respect to the U.S. Benefit Plans and the compensation and benefits provided to current and former U.S. based employees or directors of the Company and its Subsidiaries and the dependents and beneficiaries of such Persons:

(i)           Schedule 5.14(a)(i) identifies (x) each U.S. Benefit Plan, (y) each Contract (other than ordinary offer letters or confirmations of employment issued in the ordinary course of business, in both cases for individuals who are employed on an at-will basis) between the Company and any of its Subsidiaries, on the one hand, and U.S.-based directors and/or executive officers of the Company or any of its Subsidiaries, on the other hand, and (z) all commitments or anticipated payments, if any, of or by the Company or any of its Subsidiaries to U.S.-based directors and/or executive officers of the Company and any of its Subsidiaries in connection with the transactions contemplated by this Agreement, including the amounts described in clause (c) of the definition of “Transaction Expenses.”

(ii)          The Seller has made available to the Buyer correct and complete copies of each U.S. Benefit Plan (or a written summary of the material terms of any U.S. Benefit Plan for which there is no plan document), including all amendments thereto, the current summary plan description for each such U.S. Benefit Plan (if any such summary plan description is required to be maintained), the most recent determination or opinion letter issued by the Internal Revenue Service with respect to each U.S. Benefit Plan that is intended to be tax-qualified under Section 401(a) of the Code, the most recent annual report (Form 5500 series) for each such U.S. Benefit Plan and copies of all correspondence (other than routine correspondence and filings in the ordinary course) with any Governmental Authority regarding any such U.S. Benefit Plan.

(iii)         Except as set forth on Schedule 5.14(a)(iii), each U.S. Benefit Plan has been operated, administered and documented in all material respects in compliance with its terms, the terms of any applicable collective bargaining agreement and the applicable requirements of ERISA, the Code and any other Law (including related regulations and rulings).  No proceeding by any Governmental Authority is pending and, to the Knowledge of the Company, none has been threatened regarding any U.S. Benefit Plan.

(iv)         Each U.S. Benefit Plan that is intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service stating that the plan document meets all of the requirements of the Code as of the date stated in the application for the letter and that the trust associated with the plan is exempt from tax under Section 501(a) of the Code or a timely application has been filed and remains pending with respect thereto.  To the Knowledge of the Company, no event has occurred that could reasonably be expected to result in the qualified status of any such U.S. Benefit Plan being denied or revoked, whether retroactively or prospectively, by the Internal Revenue Service.

(v)          (A) All benefits due under each U.S. Benefit Plan have been timely paid, (B) all benefits accrued but not yet due under each U.S. Benefit Plan have been properly accrued on the Financial Statements in accordance with GAAP consistently applied, (C) there are no proceedings pending, claims made (other than routine claims for benefits), or Orders in effect with respect to any U.S. Benefit Plan and, to the Knowledge of the Company, none has been threatened, and (D) all contributions to each U.S. Benefit Plan have been timely made or properly accrued on the Financial Statements in accordance with GAAP consistently applied.

(vi)         No U.S. Benefit Plan is a Multiemployer Plan and no U.S. Benefit Plan is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA and neither the Company nor any of its Subsidiaries previously maintained or had an obligation to contribute at any time within the six (6) year period ending on the date hereof to any plan that was subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.  Neither the Company nor any of its Subsidiaries have now, or had at any time within the six (6) year period ending on the date hereof, any liability with respect to any employee benefit plan (as defined in Section 3(3) of ERISA) that was maintained by an ERISA Affiliate (other than the Company and its Subsidiaries) or to which an ERISA Affiliate (other than the Company and its Subsidiaries) had an obligation to contribute.  No current or former employee or director of the Company or any of its Subsidiaries, who are or were based in the U.S., participate in any Benefit Plan maintained by an ERISA Affiliate (other than the Company and its Subsidiaries), other than representatives or designees of Vision Capital LLP who serve or served as non-employee directors and/or non-employee officers of the Company or its Subsidiaries.

(vii)        Except as set forth on Schedule 5.14(a)(vii), the execution, delivery and completion of the transactions described in this Agreement will not, either alone or upon the occurrence of subsequent events, result in any accelerated payment or vesting, forgiveness of indebtedness, deemed satisfaction of goals or conditions, new or increased benefits or obligation to fund benefits or make any contribution to any trust, with respect to any U.S. based employee, officer or director of the Company or any of its Subsidiaries.

(b)           Foreign Benefit Plans: With respect to the Foreign Benefit Plans and the compensation and benefits provided to current and former employees or directors of the Company and its Subsidiaries not based in the U.S. and the dependents and beneficiaries of such persons:

(i)           Schedule 5.14(b)(i) identifies (x) each Foreign Benefit Plan, (y) each Contract (other than ordinary offer letters or confirmations of employment issued in the ordinary course of business that may be deemed to form a contract of employment under Brazilian law) between the Company and any of its Subsidiaries, on the one hand, and non-U.S.-based directors and/or executive officers of the Company or any of its Subsidiaries, on the other hand, and (z) all commitments or anticipated payments, if any, of or by the Company and its Subsidiaries to non-U.S.-based directors and/or executive officers of the Company and any of its Subsidiaries in connection with the transactions contemplated by this Agreement, including the amounts described in clause (c) of the definition of “Transaction Expenses.”

(ii)          The Seller has made available to the Buyer correct and complete copies of each Foreign Benefit Plan (or a written summary of the material terms of any Foreign Benefit Plan for which there is no plan document), including all amendments thereto, and copies of all correspondence (other than routine correspondence and filings in the ordinary course) with any Governmental Authority regarding any Foreign Benefit Plan.

(iii)         Except as otherwise set forth in Schedule 5.14(b)(iii), each Foreign Benefit Plan has been operated, administered and documented in all material respects in compliance with its terms, the terms of any applicable collective bargaining agreement and the applicable requirements of the relevant Law.  No proceeding by any Governmental Authority is pending and, to the Knowledge of the Company, none has been threatened regarding any Foreign Benefit Plan.

(iv)         Except as otherwise set forth in Schedule 5.14(b)(iv), (A) all benefits due under each Foreign Benefit Plan have been timely paid, (B) all benefits accrued but not yet due under each Foreign Benefit Plan have been properly accrued on the Financial Statements in accordance with GAAP consistently applied, (C) there are no proceedings pending, claims made (other than routine claims for benefits), or Orders in effect with respect to any Foreign Benefit Plan, against the Company or any of its Subsidiaries and, to the Knowledge of the Company, none has been threatened, and (D) all contributions and payments to or with respect to each Foreign Benefit Plan have been timely made or properly accrued on the Financial Statements in accordance with GAAP consistently applied.

(v)          Except as set forth on Schedule 5.14(b)(v), the execution, delivery and completion of the transactions described in this Agreement will not, either alone or upon the occurrence of subsequent events, result in any accelerated payment or vesting, forgiveness of indebtedness, deemed satisfaction of goals or conditions, new or increased benefits or obligation to fund benefits or make any contribution to any trust, with respect to any employee, officer or director of the Company or any of its Subsidiaries not based in the U.S.

(vi)         The private pension plan (defined contribution plan) entered into by and between Limitada and ItauPrev Vida e Previdência S/A is granted and applies to all the employees and officers of Limitada, in accordance with the terms of such plan.

5.15           Labor and Employment Matters.

(a)           Schedule 5.15(a) sets forth a correct and complete list of the following information for each employee of the Company and its Subsidiaries, including each employee on leave of absence or layoff status:  (i) employer; (ii) name; (iii) job title; (iv) the base compensation and vacation accrued of each employee whose base compensation for the current fiscal year exceeds $125,000, and (v) for each employee who has a target or other bonus for the current fiscal year in excess of $125,000, the target or other bonus amount.

(b)          Except as set forth on Schedule 5.15(b), (i) neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization in respect of any of its employees; (ii) neither the Company nor any of its Subsidiaries is the subject of any existing or, to the Knowledge of the Company, threatened proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization; (iii) during the past three (3) years, no labor union or labor organization has filed or threatened to file a union representation petition against the Company or any of its Subsidiaries or, to the Knowledge of the Company, has otherwise engaged in union organizational activities with respect to employees of the Company or its Subsidiaries; and (iv) there is no pending or, to the Knowledge of the Company, threatened, labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.  To the Knowledge of the Company, all obligations and payments relating to (y) employees of independent contractors who render services to the Company and its Subsidiaries and (z) independent contractors who render services to the Company and its Subsidiaries are duly complied with by their relevant employers and/or counterparts, as controlled by the Company and its Subsidiaries.

(c)          Except as set forth on Schedule 5.15(c), the Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to labor and employment, including provisions thereof relating to wages, hours, health and safety, equal opportunity, discrimination, compensation, employee benefits, proper classification of employees and independent contractors, employee lay-offs, immigration, workers’ compensation, and the payment of social security, employment insurance and wage, payroll and other Taxes.

(d)          Except as set forth on Schedule 5.15(d) or Schedule 5.6, there is no pending or, to the Knowledge of the Company, threatened Action against the Company or any of its Subsidiaries alleging any employment-related tort, breach of contract relating to employment Contracts or violation of any labor or employment Law.

(e)          Neither the Company nor its Subsidiaries has engaged in any lay offs of employees that would trigger any notice requirements under the Worker Adjustment Retraining and Notification Act (“WARN”) or any similar state law pertaining to employee lay offs.

(f)           There are no due but unpaid salaries, bonuses or other employment-related benefits payable to any employee of the Company or of its Subsidiaries except for those payable in the ordinary course of business.

5.16           Insurance.

(a)           Schedule 5.16(a) sets forth a correct and complete list of all insurance policies for the benefit of or providing coverage with respect to the Company or any of its Subsidiaries or any of their respective assets (including policies providing property, casualty, liability and workers’ compensation coverage and bond and surety arrangements) (the “Company Insurance Policies”).  All Company Insurance Policies are in full force and effect, and all premiums that are due and payable with respect thereto have been paid.  During the past three (3) years, neither the Company nor any Subsidiary has received written notice of denial of coverage, cancellation, termination or other written indication that any insurance policy covering the Company or any Subsidiary is no longer in full force and effect and will not be renewed and, to the Knowledge of the Company, no threat has been made to cancel any such insurance policy during such period.  The Company and its Subsidiaries are not covered by any self-insurance programs (for example, involving captive insurance subsidiaries) adopted in lieu of insurance policies customarily provided by third party insurers.

(b)           Set forth on Schedule 5.16(b) are all claims over $50,000 made by or on behalf of the Company or any of its Subsidiaries under any of the Company Insurance Policies during the past three (3) years, with respect to their respective businesses.

5.17           Compliance with Laws; Permits.

(a)           Except as set forth on Schedule 5.17(a), during the past three (3) years, (i) the Company and its Subsidiaries are and have been in compliance in all material respects with all Laws and Orders that are or were applicable to them in connection with the operation of their respective businesses and use of their assets, including the Owned Real Property and the Leased Real Property; and (ii) neither the Company nor any of its Subsidiaries has received any notice from any Governmental Authority regarding any material violation of or failure to comply with any applicable Law or Order.  Without limiting the foregoing, at no time has the Seller, the Company, any Subsidiary of the Company, any Affiliates of any of the foregoing, or any partner, officer, director, manager, member, employee, consultant or agent thereof acting on any of their respective behalves made (as it relates to the respective businesses of the Company and its Subsidiaries), directly or indirectly, any payment or promise to pay, or gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to any Person that could subject the business of the Company and its Subsidiaries to liability under the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any corresponding foreign Laws.  Neither the Company nor any of its Subsidiaries has violated in any material respect any export restrictions.

(b)           Except as set forth on Schedule 5.17(b), the Company and its Subsidiaries are and have been in compliance in all material respects with all material Permits that are or were applicable to them in connection with the operation of their respective businesses and the use of their real property and assets.  The Company and its Subsidiaries hold all Permits material to the operation of their respective businesses in the manner in which it is currently being conducted.  Schedule 5.17(b) sets forth a correct and complete list of all such material Permits, and true and correct copies of such Permits have been provided to the Buyer prior to the date hereof.  All such Permits are in full force and effect and during the past three (3) years, neither the Seller, the Company nor any Subsidiary of the Company has received notice of any Actions relating to the revocation or modification of any such Permits.

5.18           Real Property.

(a)           Owned Real Property.  Schedule 5.18(a) sets forth a correct and complete list of the Owned Real Property and an address of each Owned Real Property.  The Company or one of its Subsidiaries owns and holds good, valid and marketable title to the Owned Real Property, free and clear of any and all Liens, except for Permitted Liens and Liens to be released as of the Closing (it being understood that certain releases related to Limitada to be obtained at the Closing will only be effective after their respective registrations with the proper public registry).

(b)           Leased Real Property.  Schedule 5.18(b) sets forth a correct and complete list of the address of each Leased Real Property and a correct and complete list of each Lease for the Leased Real Property.  Except as set forth on Schedule 5.18(b), (1) each Lease for the Leased Real Property is legal, valid, binding, and is in full force and effect; (2) the transactions contemplated hereby do not require the consent of any other party to such Lease and will not result in a breach of or default under such Lease, or otherwise cause such Lease to cease to be legal, valid, binding and in full force and effect on identical terms following the Closing; (3) the Company’s or the applicable Subsidiary’s possession and quiet enjoyment of each Leased Real Property is not currently being disturbed in any material respect; (4) there are no disputes with respect to any such Leased Real Property or Lease for such Leased Real Property; (5) no security deposit or portion thereof has been applied in respect of a breach or default under any Lease for the Leased Real Property that has not been redeposited in full; (6) neither the Company nor any of its Subsidiaries has collaterally assigned or granted any security interest in any of the Leases for the Leased Real Property or any interest therein; (7) the other party to any such Lease is not an Affiliate of the Company or any of its Subsidiaries; (8) the Company or the applicable Subsidiary and, to the Knowledge of the Company, the landlords of or other parties leasing the Leased Real Property are not in violation of or default in any material respect of any of the Leases for such Leased Real Property, and (9) the Company or the applicable Subsidiary has not received any notice from the landlord asserting a violation of or a default under any of such Leases.

(c)           No Additional Property Interests.  Other than the Owned Real Property listed on Schedule 5.18(a) and the Leased Real Property and Leases for the Leased Real Property listed on Schedule 5.18(b), neither the Company nor any of its Subsidiaries has any other direct or indirect interest in any real property, whether owned, leased or otherwise.

(d)           Condition of Owned Real Property and Leased Real Property.  Except as set forth specifically on Schedule 5.18(d), for each of the Owned Real Property and Leased Real Property:

(i)            neither the Company nor any of its Subsidiaries has leased any portion of the Owned Real Property or assigned or subleased any Lease for the Leased Real Property or any part, portion or interest in the Leased Real Property, and there are no third parties in possession that are not entitled thereto of all or any portion of the Real Property;

(ii)           neither the Seller, the Company nor any of the Company’s Subsidiaries owes or will owe in the future any brokerage commissions or finders’ fees with respect to the Real Property; and

(iii)          there is no condemnation, expropriation or eminent domain proceeding of any kind pending or, to the Knowledge of the Company, threatened against any of the Owned Real Property or Leased Real Property, or any portion thereof.

5.19           Environmental Matters.

(a)           Schedule 5.19(a) sets forth a correct and complete list of the material Permits issued to or obtained by the Company and each of its Subsidiaries under Environmental Laws.

(b)           Except as set forth on Schedule 5.19(b):

(i)            neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective predecessors nor any other Person, has used, stored, treated, transported, manufactured, refined, handled, produced or Released any Hazardous Substances on, under, at, to, from or in any way affecting the Company’s or any of its Subsidiaries’ assets, the Owned Real Property or the Leased Real Property, or any other real property or assets previously owned, leased or operated at any time by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective predecessors (during such time that any of such Persons owned, leased or operated such previously owned, operated and leased assets or real property), in any manner that (A) constituted or constitutes a violation of any Environmental Law, (B) required or requires Remediation under any Environmental Law or (C) violated or violates the terms of any agreement entered into by the Company or any of the Subsidiaries such that the Company or any of its Subsidiaries must indemnify any other Person for any Release or violation of Environmental Law;

(ii)           there has not been at any time any (A) off-site shipment of any Hazardous Substances by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective predecessors that currently gives rise to, or could reasonably be expected to give rise to, liabilities or obligations under any Environmental Law or (B) landfill, underground or aboveground storage tanks, underground piping, surface impoundments, disposal areas or friable asbestos material on, under, at or in any way affecting any Real Property currently owned, leased or operated by the Company or any of the Subsidiaries or any real property previously owned, leased or operated by the Company or any of the Subsidiaries (during such time that any of such Persons owned, leased or operated such previously owned, operated and leased assets or real property);

(iii)          all activity to close, Remediate or dispose of (as applicable) any landfills, underground or aboveground storage tanks, surface impoundments, disposal areas or friable asbestos materials by the Company or any of the Subsidiaries or, to the Knowledge of the Company, any of their respective predecessors (during such time that any of such Persons owned, leased or operated such previously owned, operated and leased assets or real property), was conducted in compliance with Environmental Laws;

(iv)          neither the Company nor any of the Subsidiaries, nor, to the Knowledge of the Company, any of their respective predecessors, has received from any Person any notice of alleged, actual or potential responsibility for, or any demand, claim, cause of action, inquiry or investigation regarding (A) any Release or threatened Release affecting or relating to any assets or real property currently or previously owned, leased or operated by the Company or any of the Subsidiaries or any of their respective predecessors (including the Owned Real Property and the Leased Real Property) or (B) any alleged violation of or non-compliance with any Environmental Law or the conditions of any Permit;

(v)          the Company and each of its Subsidiaries is in compliance with all Environmental Laws;

(vi)           neither the Company nor any of its Subsidiaries is subject to any Order of any Governmental Authority with respect to matters subject to regulation under any Environmental Law, nor are there any Actions pending or, to the Knowledge of the Company, threatened against any of the Seller, the Company or any of the Subsidiaries or, to the Knowledge of the Company, any of their respective predecessors, by any Person alleging any actual or threatened injury or damage to any Person, property, natural resource or any Environmental Media relating to, or arising from or out of (A) any current or past operations of the Company’s and its Subsidiaries’ respective businesses, (B) any assets or real property currently or previously owned, leased or operated by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective predecessors (including the Owned Real Property and the Leased Real Property), or (C) any Release or threatened Release at, on, under, in, to, from or in any way affecting any assets or real property currently or previously owned, leased or operated by either the Company or any of the Subsidiaries or, to the Knowledge of the Company, any of their respective predecessors (including the Owned Real Property and the Leased Real Property) and to the Actual Knowledge of the Company, there are no circumstances that would reasonably be expected to lead to any such Order or Action;

(vii)        the Company and each of its Subsidiaries (A) have received or secured (or in the case of permits-by-rule, qualified for) in a timely manner all Permits required under Environmental Laws to conduct their respective businesses and operate their assets and processes as currently operated, and use such assets and processes as currently used in compliance with Environmental Laws; (B) are in compliance with the terms and conditions of each such Permit identified on Schedule 5.19(a); and (C) have duly filed all applications for the renewal of such Permits on a timely basis with the appropriate Governmental Authority;

(viii)       the Company and each of its Subsidiaries (A) have, as applicable, maintained, conducted  and delivered in a timely manner, to each Governmental Authority, all material reports, disclosures, studies, sampling results, analyses, assessments, tests, plans, and audits required pursuant to Environmental Laws or Permits; and (B) have to the extent required to comply with Environmental Laws or any applicable Permits, conducted monitoring and maintained all required documentation of such monitoring.  The Seller has made available to the Purchaser true and complete copies and results of all documents in the Seller’s possession referenced in subparts (A) and (B) of this Section 5.19(b)(viii) and all environmental reports and environmental analyses in the Seller’s possession related to the Company’s and each of its Subsidiaries’ assets, businesses, the Owned Real Property and the Leased Real Property.  To the Knowledge of the Company, there are no other material reports, documents or analyses relating to environmental matters affecting the Company’s and its Subsidiaries’ assets, businesses, the Owned Real Property or the Leased Real Property that have not been provided to the Buyer, whether by reason of confidentiality restrictions or otherwise;

(ix)          there are no Releases or environmental conditions with respect to any assets or real property currently or previously owned, leased or operated by the Company or any of its Subsidiaries or, to the Actual Knowledge of the Company, any of their respective predecessors (including the Owned Real Property and the Leased Real Property) that (A) form or would reasonably be expected to form the basis of any claim, governmental order or action under any Environmental Law against any of the Company or any of its Subsidiaries or (B) cause or would reasonably be expected to cause the Company’s and its Subsidiaries’ assets, businesses, the Owned Real Property or the Leased Real Property to be subject to any Liens or restrictions on ownership, occupancy, use, operation or transferability under any Environmental Laws; and

(x)           neither the Company nor any of the Subsidiaries has agreed to indemnify or hold harmless any Person for any violation of any Environmental Law or any Remediation required thereunder.

(c)           These representations and warranties contained in this Section 5.19 constitute the sole representations and warranties of the Seller as to the Company and its Subsidiaries with respect to any Environmental Law or environmental Permit.

5.20           Affiliate Contracts.  Except as set forth on Schedule 5.20, there are no Contracts between (a) the Company, on the one hand, and any of the Subsidiaries, on the other hand, (b) any of Subsidiary of the Company, on the one hand, and another Subsidiary of the Company, on the other hand, except for Contracts governing purchases and sales of supplies and equipment and other products entered into in the ordinary course of business, or (c) the Company or any of its Subsidiaries, on the one hand, and any Affiliate, stockholder, officer, director, manager or member of the Company or any of its Subsidiaries (excluding the Company and its Subsidiaries), and any immediate family member of any of the foregoing Persons, on the other hand.

5.21           Brokers.  Except as set forth in Schedule 5.21, there are no claims for brokerage fees, costs and expenses, commissions, finders’ fees, costs and expenses, financial advisory fees, costs and expenses or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of the Company or any of its Subsidiaries.

5.22           Books and Records.  The books of account and stock ledgers of the Company and its Subsidiaries (other than with respect to books of account of the Co-Issuer, for which books of account have not been maintained), all of which have been made available to the Buyer, are complete and correct in all material respects (subject to audit adjustments and corrections in the ordinary course), reflect actual, bona fide transactions and have been maintained in accordance with Company’s and its Subsidiaries’ normal business practices.  The minute books of the Company, Tinc, Tac II and the Co-Issuer, and the resolutions of the partners of Limitada registered with the Commercial Registry of the State of Pernambuco, all of which have been made available to the Buyer, contain complete and correct records of meetings held by, and actions taken by, the holders of voting securities, the board of directors or Persons exercising similar authority, and committees of the board of directors or such Persons, since September 30, 2010.

5.23           Distributors, Customers, End-Users and Suppliers.

(a)           Schedule 5.23(a) sets forth a correct and complete list of all distributors (the “Distributors”) to the respective businesses of the Company and its Subsidiaries during the current fiscal year and the most recently ended fiscal year for each of the regions of Europe, Brazil, Latin America and the United States.  Neither the Company nor any of its Subsidiaries is a party to any outstanding material dispute with any of the Distributors.  To the Actual Knowledge of the Company, none of the Distributors has ceased or has indicated that it will cease to do business with or materially reduce its distribution services provided to the Company or any of its Subsidiaries.

(b)           Schedule 5.23(b) sets forth a correct and complete list of the top twenty (20) customers/converters of the respective businesses of the Company and its Subsidiaries (collectively, the “Major Customers”), in each case, for each of the regions of Brazil, North America and Latin America / Europe, as determined by the total annual sales thereto during the current fiscal year and the most recently ended fiscal year.  Neither the Company nor any of its Subsidiaries is a party to any outstanding material dispute with any of the Major Customers.  To the Actual Knowledge of the Company, none of the top twenty (20) Major Customers has ceased or has indicated that it will cease to do business with or materially reduce its purchases from the Company or any of its Subsidiaries.

(c)           Schedule 5.23(c) sets forth certain end users of the respective businesses of the Company and its Subsidiaries (collectively, “Certain End Users”).  Neither the Company nor any of its Subsidiaries is a party to any outstanding material dispute with any of the Certain End Users.  To the Actual Knowledge of the Company, none of the Certain End Users has ceased or has indicated that it will cease to do business with or materially reduce its purchases of products manufactured by the Company’s Subsidiaries.

(d)           Schedule 5.23(d) sets forth a correct and complete list of the top ten (10) suppliers of goods and services to the respective businesses of the Company and its Subsidiaries (the “Major Suppliers”) as determined by the total annual purchases therefrom during the current fiscal year and the most recently ended fiscal year.  Neither the Company nor any of its Subsidiaries is a party to any outstanding material dispute with any of the Major Suppliers.  To the Actual Knowledge of the Company, none of the Major Suppliers has ceased or has indicated that it will cease to do business with or materially reduce its sales to the Company or any of its Subsidiaries.

5.24           Product Liability and Warranty Matters.  Other than product returns and replacements in the ordinary course of business, during the past three (3) years, no product or service warranty, recall, product liability or similar claims, including claims for punitive or exemplary damages, contribution, indemnification or injunction relief related to the foregoing, have been made against the Company or any of its Subsidiaries in connection with their respective businesses, and no such claims have, to the Knowledge of the Company, been threatened during that period.  Included in the form sales orders and/or other sales documents set forth on Schedule 5.26 is a true and correct copy of the standard warranty offered by the Company or any of its Subsidiaries in connection with each product manufactured by the Company and its Subsidiaries.

5.25           Bank Accounts; Powers of Attorney.  Schedule 5.25 sets forth a correct and complete list of (i) all bank accounts and safe deposit boxes of the Company or any of its Subsidiaries and all Persons who are signatories thereunder or who have access thereto and the names of all Persons holding general or special powers of attorney with respect the Company or any of its Subsidiaries related to such bank accounts and safe deposit boxes and (ii) the grantees of other general or special powers of attorney with respect to the Company or any of its Subsidiaries and a description of the terms of such powers of attorney.

5.26           Sales Orders.  Schedule 5.26 sets forth true and correct copies of the form sales orders and/or other sales documents used in connection with sales to customers issued by (a) Tinc governing domestic and export sales; (b) Limitada governing domestic sales; and (c) Limitada governing export sales.  Management estimates in good faith, based on transactions recorded in the books of account of Tinc and Limitada described in Section 5.22, that during the most recently ended fiscal year:  (x) at least 90% of all of Tinc’s sales were made pursuant to the issuances of the sales orders and/or other sales documents contained in part (a) of Schedule 5.26; (y) at least 80% of Limitada’s domestic sales were made pursuant to the issuances of the sales orders and/or other sales documents contained in part (b) of Schedule 5.26; and (z) at least 90% of Limitada’s export sales (other than sales to Tinc) were made pursuant to the issuances of the and/or other sales documents contained in part (c) of Schedule 5.26.  All polyethylene terephthalate film, sheet and strip that have been imported into the United States from Brazil by Tinc after November 6, 2008 were manufactured by Limitada.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller as follows as of the date hereof and as of the Closing Date (other than representations and warranties that address matters only as of a specified date, which shall be made as of such specified date):

6.1           Corporate Organization.  The Buyer has been duly organized and is validly existing as a limited liability company in good standing under the laws of its jurisdiction of organization.  The Buyer has the requisite power and authority to own or lease its properties and to conduct its business as it is now being conducted.  The Buyer is duly licensed or qualified and in good standing as a foreign limited liability company in all jurisdictions in which it is required to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to prevent, materially delay, materially impair  or otherwise have a material adverse effect on, the ability of the Buyer to enter into this Agreement or consummate the transactions contemplated hereby.

6.2           Due Authorization.  The Buyer has all requisite power and authority to execute and deliver this Agreement and each other agreement contemplated hereby to which Buyer is a party and to consummate the transactions contemplated hereby.  The execution and delivery by the Buyer of this Agreement and each other agreement contemplated hereby to which Buyer is a party and the consummation of transactions contemplated hereby has been duly and validly authorized and approved by the board of directors or equivalent governing body of the Buyer, and no other proceeding, consent or authorization on the part of the Buyer is necessary to authorize this Agreement or the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Buyer and, assuming due authorization, execution and delivery of this Agreement by the Seller, constitutes a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, subject to the Equity and Bankruptcy Exceptions.  When duly and validly executed and delivered by the Buyer, the other agreements contemplated hereby to which the Buyer is obligated to become a party, assuming due authorization, execution and delivery of such agreements by the other parties thereto, will constitute legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with their terms, subject to the Equity and Bankruptcy Exceptions.

6.3           No Conflict.  The execution and delivery by the Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not:

(a)           breach, violate or conflict with any the Organizational Documents of the Buyer,

(b)           violate, conflict with or result in a breach of or default under any provision of, or constitute an event that, after notice or lapse of time or both, would result in a violation of, conflict with, breach of or default under, or accelerate the performance required under, any material Contract to which the Buyer is a party or by which any of the Buyer’s assets are bound; or

(c)           violate, conflict with or result in a breach of or default under, any provision of, or constitute an event that, after notice or lapse of time or both, would result in a violation of, conflict with, breach of or default under, in each case in any material respect, any applicable Law or Order binding upon or applicable to the Buyer.

6.4           No Authorization or Consents Required.  No notice to or consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required by the Buyer with respect to the Buyer’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except as otherwise disclosed on Schedule 6.4 (the “Buyer Approvals”).

6.5           Financing.  The Buyer will have at and after the Closing cash or funds available under Buyer’s revolving credit facilities in an aggregate amount sufficient for the Buyer to perform all of its obligations under this Agreement.

6.6           Litigation.  There are no Actions before or by any Governmental Authority (and, to the Knowledge of the Buyer, no such Action has been threatened) against or affecting the Buyer that would reasonably be expected to affect adversely or restrict the ability of the Buyer to enter into and perform the Buyer’s obligations under this Agreement or any other agreement contemplated hereby to which the Buyer is a party.  The Buyer is not subject to any outstanding Order that prohibits or otherwise restricts in any material respect the ability of the Buyer to consummate fully the transactions contemplated hereby.

6.7           Investment Intent.  The Buyer is acquiring the Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws.

6.8           Brokers.  Except as set forth on Schedule 6.8, there are no claims for brokerage fees, costs and expenses, commissions, finders’ fees, costs and expenses, financial advisory fees, costs and expenses or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by the Buyer or any of its Affiliates.

6.9           Acknowledgment.  The Buyer acknowledges that it is a sophisticated purchaser of businesses and has been given sufficient access to information with respect to the Company.  The Buyer has been represented by independent legal counsel in connection with the transactions contemplated by this Agreement and understands the assumptions of risk and liability set forth in this Agreement.  The Buyer hereby acknowledges and agrees that it has conducted and completed its own investigation, analysis and evaluation of the Company and the Interests, that it has made all such reviews and inspections of the financial condition, business, results of operations, properties, assets and prospects of the Company as it has deemed necessary or appropriate, that it has had the opportunity to request all information it has deemed relevant to the foregoing from the Company and the Seller and has received responses it deems adequate and sufficient to all such requests for information.  In connection with the due diligence investigation of the Company and the Interests by the Buyer and its Affiliates and representatives, the Buyer and its Affiliates and representatives have received from the Company and its Affiliates (including the Seller) and representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information and non-binding term sheets and letters of intent, regarding the Company and its businesses and operations and the Interests.  The Buyer hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans and non-binding term sheets and letters of intent, and that the Buyer will have no claims against the Company, or any of its Affiliates and representatives, or any other Person, including the Seller, with respect thereto, except in the case of fraud.  Accordingly, the Buyer hereby acknowledges and agrees that, none of the Company, any of its Affiliates (including the Seller) or representatives or any other Person has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements, business plans, non-binding term sheets or letters of intent, except as expressly provided in this Agreement.

ARTICLE VII

COVENANTS

7.1           Conduct of Business of the Company.  From the date of this Agreement until the Closing, except as expressly contemplated by this Agreement or otherwise consented to in writing by the Buyer, which consent may not be unreasonably withheld, conditioned or delayed, the Seller shall cause each of the Company and its Subsidiaries to conduct their respective businesses and operations in the ordinary course of business consistent with past practice.  Without limiting the generality of the foregoing, except as set forth in Schedule 7.1, and except as expressly contemplated by this Agreement or otherwise consented to in writing by the Buyer, which consent may not be unreasonably withheld, conditioned or delayed, the Seller shall cause the Company and its Subsidiaries not to:

(a)           amend the Organizational Documents of the Company or any of its Subsidiaries (whether by merger, consolidation or otherwise);

(b)           split, combine or reclassify any Capital Stock of the Company or any of its Subsidiaries (whether by merger, consolidation or otherwise);

(c)           redeem, repurchase or otherwise acquire any Capital Stock of the Company or any of its Subsidiaries (whether by merger, consolidation or otherwise), declare or pay any dividends or distributions or make any other payments to any stockholder, member or equity holder;

(d)           except as set forth in Section 7.12 issue, deliver or sell any Capital Stock of the Company or any of its Subsidiaries (whether by merger, consolidation or otherwise);

(e)           amend any term of any Capital Stock of the Company or any of its Subsidiaries (whether by merger, consolidation or otherwise);

(f)           sell, lease or otherwise transfer, or create or incur any Lien (other than Permitted Liens) on, any assets, securities, properties or interests of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice;

(g)           create, incur, assume, suffer to exist or otherwise be liable with respect to any Indebtedness, other than the incurrence of trade indebtedness or Indebtedness under the Existing Credit Facilities, in each case in the ordinary course of business consistent with past practice;

(h)           cancel or waive any claims or rights of material value other than in the ordinary course of business consistent with past practice;

(i)           adopt, establish, enter into, amend or terminate, or increase the benefits under, any Benefit Plan, or other employee benefit, plan, practice, program, policy or Contract that would be a Benefit Plan if in effect on the date of this Agreement, in any case other than in the ordinary course of business, as may be required by the terms of such Benefit Plan or other plan, practice, program, policy or Contract, as may be required by applicable Law or in order to qualify under Sections 401 and 501 of the Code or Section 409A of the Code;

(j)            make any change in employment terms for any current or former directors, managers, officers and/or executive employees who are or were employed or otherwise engaged by the Company or any of its Subsidiaries (including increases, or promises of increases, in compensation or fringe benefits), or hire or terminate any director, manager, officer or employee, other than in the ordinary course of business or consistent with past practice and other than actions required by applicable Law or under a Contract in effect as of the date hereof;

(k)           (i) enter into or adopt any Contract not in existence as of the date hereof that would constitute a Material Contract, other than purchase orders entered into in the ordinary course of business; (ii) modify, amend, cancel or terminate any existing Material Contract except to the extent required by Law or by the terms of such Material Contract; or (iii) take, or fail to take, any action the effect of which action (or failure to act) would be a material breach or default under any Material Contract;

(l)            change any methods of accounting, except in the ordinary course of business consistent with past practice or as may be required by Law or changes in GAAP;

(m)          make any material Tax election, except the election described in Section 7.2(g) or as may be required by applicable Law or as consistent with Tax elections historically made by the Company or its Subsidiaries;

(n)           make any capital investment in, or any loan to, or any acquisition of the securities of, any other Person, or acquire all or a substantial portion of the assets of any other Person;

(o)           other than capital expenditures included in the CapEx Budget, make any capital expenditures or commitments for capital expenditures for which the outstanding amounts of unpaid obligations and commitments are in excess of $50,000 individually or $250,000 in the aggregate;

(p)           dispose of or permit to lapse any rights in, to or for the use of any Intellectual Property, or license any Intellectual Property except in the ordinary course of business consistent with past practice;

(q)           in the absence of an unappealable Order, discharge, settle or satisfy any Action, including any disputed liability for Taxes, other than in the ordinary course of business and where the amount in controversy is less than $100,000;

(r)           waive any material benefits of, or agree to terminate or modify in any material respect, any confidentiality, standstill or similar agreements to which the Company or any of its Subsidiaries is a party;

(s)           cause or permit the termination, lapse or material modification of any of the Company Insurance Policies, other than any changes that may occur in respect of renewals or extensions thereof in the ordinary course of business consistent with past practice; or

(t)           agree to do any of the foregoing.

7.2           Seller’s Affirmative Covenants.  From the date of this Agreement until the Closing, the Seller shall, and shall cause the Company and each of its Subsidiaries to:

(a)           use commercially reasonable efforts to make capital expenditures in accordance with the CapEx Budget;

(b)           use commercially reasonable efforts to preserve and protect the goodwill and advantageous relationships of the Company and its Subsidiaries with their respective suppliers, customers and all other Persons having business dealings with the Company and its Subsidiaries;

(c)           maintain the Company’s and its Subsidiaries’ books, accounts and records in the usual and regular manner, in compliance with all applicable Laws and, for Subsidiaries organized in the United States, in accordance with GAAP consistently applied, and for Subsidiaries organized outside the United States, in accordance with generally accepted accounting of each such Subsidiary’s jurisdiction or organization consistently applied;

(d)           use commercially reasonable efforts to preserve and maintain in force all of the Permits, Leases for the Leased Real Property, IP Licenses, Software Licenses and Material Contracts in effect on the date of execution of this Agreement, or that become effective at any time on or prior to the Closing Date;

(e)           use commercially reasonable efforts to file all applications for the registration and maintenance of material Intellectual Property with the appropriate Governmental Authority in accordance with the applicable procedures;

(f)           comply with all Laws applicable to the Company and its Subsidiaries, including the FCPA and analogous foreign Laws;

(g)           prepare and sign prior to the Closing Date a properly completed Internal Revenue Service Form 8832 for Limitada electing to treat Limitada as an association taxable as a corporation for United States federal income tax purposes with an effective date as of the day prior to the Closing Date;

(h)           cause a dividend to be made before the Closing from Limitada to Tac II, and from Tac II to the Company, in an amount equal to $8,000,000, and to cause the Company, Tac II, Tinc and Limitada to enter into an agreement before the Closing, in a form reasonably acceptable to the Buyer, in connection with the repayment and termination of intercompany loans and the Closing Indebtedness; and

(i)            obtain “tail period” coverage under the following Company Insurance Policies providing directors’ and officers’ liability insurance for the periods after Closing specified below:

(i)           Terphane Holdco Lux S.à r.l., Directors & Officers/EPL and Fiduciary Liability Policy with US Specialty, 14MGU10A22458 (for the six-year period after Closing); and

(ii)          Limitada, Resp. Civil Geral De Administ. (D&O) with Chubb do Brasil cia de Seguros, 1.061.632 (for the five-year period after Closing).

7.3           Access to Information.

(a)           From the date of this Agreement until the Closing Date, the Seller shall cause each of the Company and its Subsidiaries to give the Buyer and its professional advisors reasonable access during normal business hours and upon reasonable prior notice to all of the properties, personnel, contracts and agreements, books and records of the Company and the Subsidiaries and shall promptly deliver or make available to the Buyer information concerning the business, properties, assets and personnel of the Company and the Subsidiaries as the Buyer may from time to time reasonably request.  Without limiting the generality of the foregoing, the Seller shall cause the Company and its Subsidiaries to cooperate with the Buyer and its Affiliates regarding providing information technology transition assistance to the Buyer and its Affiliates.

(b)           Following the Closing, the Buyer (including, for the purpose of this Section 7.3(b), the Company and the Subsidiaries after the Closing) shall provide the Seller and its professional advisors with reasonable access to the books and records of the Company and its Subsidiaries if reasonably required by the Seller and/or its Affiliates in connection with any litigation, investigation, tax audit, discovery or similar proceeding, or in the preparation of Tax Returns.  If the Seller shall request the assistance (including testimony) of employees of the Company and its Subsidiaries in connection with any litigation, investigation, tax audit, discovery, similar proceeding or claim, the Buyer shall make such employees available for a reasonable period of time.

7.4           Public Announcements.  No party hereto will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto, except that this Section 7.4 will not prohibit any party from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is required by Law (including any rule of any securities exchange on which a party’s securities are traded) or Order to which a party is bound or subject, upon advice of counsel, in which case the party making such determination will, if practicable under the circumstances, use reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance or publication.

7.5           Filings and Authorizations; Consummation.

(a)           Each party hereto shall use commercially reasonable efforts, and shall cooperate with the other parties to this Agreement, to obtain as promptly as practicable any and all authorizations, approvals, orders, consents, licenses, waivers, no action acknowledgments, certificates, permits, registrations, qualifications or other rights and privileges of any Governmental Authority or third party (collectively, “Consents”) necessary or advisable for the performance of its obligations under, or the consummation of the transactions contemplated by, this Agreement, including the Seller Approvals, the Company Approvals and the Buyer Approvals.

(b)           Each party hereto shall have the right to review in advance, and, to the extent practicable, each shall consult with the other parties to this Agreement, in each case subject to applicable Laws relating to the exchange of information, with respect to all material written information submitted to any Governmental Authority or third party in connection with the performance of its obligations under, or the consummation of the transactions contemplated by, this Agreement.  In exercising the foregoing right, each party hereto agrees to act reasonably and as promptly as practicable.  Each party hereto agrees that it shall consult with the other parties to this Agreement with respect to the obtaining of all material Consents necessary or advisable for the performance of its obligations under, or the consummation of the transactions contemplated by, this Agreement, and each party shall keep the other parties to this Agreement apprised of the status of material matters relating to the performance of its obligations under, or the consummation of the transactions contemplated by, this Agreement.

(c)           Each party hereto agrees, upon the written request of any other party to this Agreement, to furnish such other party with all information concerning itself or such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party to any Governmental Authority to the extent permitted by applicable Law.

(d)           Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 7.5, each of the Seller and the Buyer agrees to:

(i)           provide to each and every Governmental Authority with jurisdiction over enforcement of any applicable antitrust or Competition Law (“Antitrust Governmental Authority”), including the Brazilian Conselho Administrativo de Defesa Econômica (Administrative Council of Economic Defense), as promptly as reasonably practicable, any information and documents requested by any Antitrust Governmental Authority that are reasonably necessary, proper or advisable to permit consummation of the transactions contemplated hereby; and

(ii)           use commercially reasonable efforts, as promptly as reasonably practicable, to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, any and all steps reasonably necessary, proper or advisable to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

7.6           Further Assurances.  From the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with Article X, and provided the Closing occurs, then from and after the Closing, each of the parties hereto shall execute such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and of this Agreement and the transactions contemplated hereby.  With respect to the First Escrow Agreement and the Second Escrow Agreement, the Buyer and the Seller agree to make such changes to such Escrow Agreements as the Escrow Agent may reasonably request provided that no such change shall affect the substantive rights and obligations of the Seller and the Buyer to each other under the First Escrow Agreement or the Second Escrow Agreement.  Each party shall, on or prior to the Closing Date, use its commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby.  Without limiting the generality of the foregoing statements, from the date of this Agreement and continuing on and after the Closing, Seller agrees to cooperate (and to cause the Company and its Subsidiaries prior to Closing to cooperate) with Buyer to the extent reasonably necessary for Buyer, its Affiliates and their auditors to commence and conduct a financial audit of the financial statements of the Company and its Subsidiaries in accordance with the standards of the U.S. Public Company Accounting Oversight Board and to enable Tredegar Corporation to comply with its reporting and disclosure obligations under the U.S. federal securities Laws.  Buyer will bear all of the third party out-of-pocket costs and expenses actually incurred by the Seller in connection with such audit of the financial statements and in enabling Tredegar Corporation to comply with its reporting and disclosure obligations under the U.S. federal securities Laws.  Additionally, following the Closing, the Seller agrees to cooperate, as and to the extent reasonably requested by the Buyer, with the Buyer with respect to the resolution of the matters that are the subject of indemnification pursuant to Section 11.2(b) in accordance with the terms of the Second Escrow Agreement.

7.7           Employee Matters.

(a)           For a period of twelve (12) months following Closing, the Buyer agrees to use commercially reasonable efforts to provide or cause one of its Affiliates (including the Company and its Subsidiaries) to provide compensation and benefits (including severance arrangements, where applicable) to employees of the Company and its Subsidiaries that are, in the aggregate, comparable to such employee compensation and benefits provided to such employees immediately before the Closing, except that any equity-based compensation arrangements and any sale, retention or change in control payments shall not be taken into account for purposes of determining comparability.

(b)           The Buyer agrees to give, and to cause its applicable Affiliates to give, to individuals employed by the Company or any of its Subsidiaries on the Closing Date (the “Continuing Employees”), for purposes of determining eligibility to participate in and vesting under employee benefit plans maintained by the Buyer or its Affiliates and in which such employees participate after the Closing, credit for such employees’ service before the Closing with the Company or any of its Subsidiaries, to the same extent recognized by the Company and its Subsidiaries under the applicable U.S. Benefit Plan or Foreign Benefit Plan prior to the Closing.  Such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

(c)           With respect to any welfare benefit plans maintained by the Buyer or its Affiliates for the benefit of Continuing Employees of the Company or any of its Subsidiaries after the Closing, the Buyer shall (i) waive or use commercially reasonably efforts to cause the applicable insurance carriers to waive, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees (and their covered dependents) but, unless otherwise required by applicable Law, only to the same extent such conditions, exclusions and periods were satisfied or did not apply to such Continuing Employees prior to the Closing, and (ii) give effect, or use commercially reasonable efforts to cause the applicable insurance carriers to give effect, in determining any deductible and maximum out-of-pocket limitations, to amounts paid by such Continuing Employees with respect to similar plans maintained by the Company or its Subsidiaries.

(d)           From and after the Closing, subject to applicable Law, (i) the Buyer or its Affiliates (including the Company or any of its Subsidiaries) shall retain any right it would otherwise have had to amend, modify or terminate, and nothing in this Agreement shall prohibit the Buyer or any of its Affiliates from amending, modifying, substituting or terminating, any or all compensation or benefit plans, programs, policies, practices, agreements and arrangements sponsored or maintained by the Buyer or any of its Affiliates (including, for the avoidance of doubt, the Company and each of its Subsidiaries), including each U.S. Benefit Plan and each Foreign Benefit Plan, and (ii) nothing in this Agreement shall require the Buyer or any of its Affiliates (including the Company or any of its Subsidiaries) to continue any particular compensation or benefit plan, program, policy, practice, agreement or arrangement.

(e)           Nothing in this Agreement shall (i) be treated as an amendment, modification or creation of any employee benefit plan, program, policy, practice, agreement or arrangement, including of any U.S. Benefit Plan or of any Foreign Benefit Plan, (ii) create any right or benefit in any Person other than the signatories of this Agreement, (iii) guarantee employment of any employee for any period of time after the Closing or preclude the ability of the Buyer or any of its Affiliates to terminate the employment of any employee, or (iv) create a binding employment agreement with any employee.

7.8           Use of “Terphane” Name.  Seller agrees that from and after the Closing, neither Seller nor any of its Affiliates shall use the names “Terphane” or any confusingly similar names.  Seller agrees that Seller and its Affiliates shall, as soon as reasonably practicable after the Closing Date, file with all appropriate Governmental Authorities such documents as are necessary to relinquish all rights to use the name “Terphane.”

7.9           No Negotiation.  Until such time as this Agreement shall be terminated pursuant to Article X, the Seller shall not, and shall cause its representatives, Affiliates and their representatives not to, directly or indirectly solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any information to, or consider the merits of any inquiries or proposals from, any Person (other than the Buyer) relating to any business combination transaction involving the Company or any of its Subsidiaries or any part of their respective businesses, including the sale of any of their assets, or the sale or transfer (directly or indirectly) of any ownership interests in the Company or any of its Subsidiaries.  In consideration for the substantial expenditures of time, effort and expense to be undertaken by the Buyer in connection with the preparation and execution of this Agreement, the Seller and the Buyer agree that money damages would not be a sufficient remedy for any breach of this Section 7.9 by the Seller, with respect to itself or any of the other Persons described above, and that, in addition to all other remedies, the Buyer shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any breach of this Section 7.9.

7.10           Non-Solicitation of Employees.  Neither the Seller nor any of its Affiliates shall, for a period of five (5) years after the Closing Date, directly or indirectly, either for their own benefit or the benefit of any other Person, engage or employ any individual listed on Schedule 7.10 who is then employed by the Company or any of its Subsidiaries or their successors in interest, or solicit or induce or attempt to solicit or induce any such individual who is then employed by Buyer or any of its Affiliates or their successors in interest to leave his or her employment with the Company, any of its Subsidiaries, the Buyer or any of its Affiliates or their successors in interest.  The Seller and the Buyer agree that money damages would not be a sufficient remedy for any breach of this Section 7.10 by the Seller, with respect to itself or any of the other Persons described above, and that, in addition to all other remedies, the Buyer shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any breach of this Section 7.10.

7.11           Notice of Certain Developments.

(a)           Until the Closing, the Seller will give prompt written notice to the Buyer if and when the Seller obtains Knowledge:

(i)            that a representation and warranty made by the Seller in this Agreement was not true when made;

(ii)           of the occurrence of any event or the existence of any circumstance that would be reasonably likely to cause any representation or warranty of the Seller contained in this Agreement to be inaccurate at such time;

(iii)          of the breach of any obligation of the Seller in this Agreement;

(iv)          of the receipt by the Seller, the Company or any of the Company’s Subsidiaries of a notice or other communication from a Person alleging that the consent or authorization of that Person is or may be required in connection with this Agreement or any of the other transactions contemplated hereunder (other than any Buyer Approvals, Company Approvals or Seller Approvals);

(v)           of the receipt by any Seller or any of its Affiliates of a notice from any Governmental Authority in connection with this Agreement or any of the transactions contemplated hereby, or concerning a violation of any Law, Order or consent relevant to this Agreement, to any of the other transactions contemplated hereby or to the Company or any of its Subsidiaries;

(vi)          of the initiation or threat of initiation of any proceeding by any Person that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.5 or Section 5.6 in order for each of those representations and warranties to be accurate;

(vii)         of the occurrence of any Material Adverse Effect or any event or circumstance that, alone or in combination with other events or circumstances, could result in a Material Adverse Effect; or

(viii)        of the occurrence of any other event that would make the satisfaction of the conditions in Article VIII  impossible or unlikely.

(b)           A notice given under this Section 7.11 will not of itself serve to qualify any representation or warranty of a Seller in this Agreement or in any certificate delivered pursuant to this Agreement or update any Disclosure Schedule.

7.12           Deliveries On or Prior to Closing.  On or prior to the Closing Date, the Seller will cause the following to be delivered to the Buyer:

(a)           evidence reasonably satisfactory to the Buyer evidencing that Seller has caused the Company to distribute 100% of the Capital Stock of Co-Issuer to the Seller or an Affiliate of Seller (that is not the Company or any of the Subsidiaries of the Company) (it being agreed that any Taxes incurred by the Company or any of its Subsidiaries as a result of the distribution by the Company of the equity interest in Co-Issuer to the Seller or an Affiliate of the Seller (that is not the Company or any of the Subsidiaries of the Company) will be treated as Taxes allocable the Pre-Closing Tax Period for purposes of this Agreement);

(b)           a properly completed and executed Internal Revenue Service Form W-8 indicating that the Seller is a non-U.S. person;

(c)           a properly completed and signed (but not filed) Internal Revenue Service Form 8832 as described in Section 7.2(g); and

(d)           the agreement referred to in Section 7.2(h), executed by each of the Company, Tac II, Tinc and Limitada.

7.13           FIRPTA Certificates.  On or prior to the Closing Date, the Seller shall deliver to the Buyer a certificate or certificates certifying that the stock of Tinc is not a United States real property interest within the meaning of Section 897(c)(1) of the Code and the Treasury Regulations thereunder; provided, that notwithstanding anything in this Agreement to the contrary, Buyer’s sole right if the Seller fails to provide any such certificate shall be to make an appropriate withholding under Section 1445 of the Code.

7.14           Release.  From and after the Closing, the Seller and its successors and assigns (collectively, the “Releasor”), hereby release and forever discharge the Company and its Subsidiaries, and each of their stockholders, members, predecessors, successors, heirs, assigns, agents, directors, officers, managers, partners, employees, insurers, representatives, accountants, counsel and all persons acting by, through, under or in concert with them, or any of them (collectively, the “Releasee”), from any and all claims, counterclaims, demands, debts, actions, causes of action, suits, losses, damages or liabilities of any nature whatsoever, whether known or unknown, which Releasor ever had, now has or hereafter can, shall or may have against Releasee, for, upon, or by reason of any matter, cause or thing whatsoever beginning at any time prior to Closing through the Closing; provided, however, that nothing contained in this Section 7.14 shall operate to release any liabilities or obligations of the Buyer based upon, arising out of or relating to this Agreement or the transactions contemplated hereby.  This Section 7.14 shall not affect the right of Vision Capital LLP and its and its Affiliates’ representatives to receive payment of management fees and expenses payable to them by the Company and its Subsidiaries in the ordinary course of business with respect to the Pre-Closing Tax Period so long as any requests therefor are delivered to the Company on the Closing Date or as soon as practicable thereafter and such payments are accrued as Current Liabilities in the calculation of Net Working Capital in the Closing Statement.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER

The obligations of the Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Buyer in writing) of the following conditions as of the Closing Date:

8.1           Representations and Warranties.  Each of the representations and warranties of the Seller contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties that address matters only as of a specified earlier date, which shall be true and correct as of such specified date), and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties that address matters only as of a specified earlier date which shall be true and correct in all material respects as of such specified date).

8.2           Covenants and Agreements.  The Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

8.3           Deliveries at Closing.  The Seller shall have delivered to the Buyer the following documents, each properly executed and dated as of the Closing Date (unless otherwise specified below), as applicable, and in form and substance reasonably acceptable to the Buyer:

(a)           a duly executed transfer agreement transferring the Interests to the Buyer;

(b)           an instrument in the form of Exhibit C, transferring the Quota for no consideration from Renan Bergmann to Tac II, and a mutual release, in form and substance reasonably acceptable to the Buyer, signed by Renan Bergmann and Limitada confirming that neither of them is entitled to receive any further payment or compensation each other (or, in the case of Renan Bergmann, any of the Affiliates of Limitada) as a result of his equity participation in Limitada (it being understood that such instruments shall be filed for registration with the relevant Board of Trade on, or as soon as practicable after, the Closing);

(c)           a certificate of the secretary or other authorized officer of (i) the Seller certifying as to:  (A) the accuracy and completeness of attached copies of the Organizational Documents of the Seller, (B) the resolutions of the board of directors or the board of managers, as applicable, of the Seller authorizing and approving the execution and delivery of this Agreement by the Seller and all other agreements contemplated hereby, the performance of the Seller’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby and (C) the incumbency of all officers executing this Agreement and all other agreements contemplated hereby on behalf of the Seller, and (ii) Terphane Holdco Lux S.à r.l. certifying as to the resolutions of its board of directors or board of managers, as applicable, approving the transactions contemplated by this Agreement and the other agreements contemplated hereby;

(d)           certificates of good standing for the Company and each of its Subsidiaries, in each case from the jurisdiction of such Person’s organization, or in the case of Limitada, a certificate attesting that Limitada is duly organized, validly existing, duly registered and has its active registration status before the relevant board of trade and taxpayers’ register under the laws of the jurisdiction of its organization in each case dated not more than five (5) Business Days before the Closing Date;

(e)           resignations, effective as of the Closing, of the directors, managers and officers, as applicable, of the Company and its Subsidiaries set forth on Schedule 8.3(e), except for such persons as shall have been designated in writing prior to the Closing by the Buyer to the Seller;

(f)           evidence, to the reasonable satisfaction of the Buyer, that each Seller Approval and Company Approval identified on Schedule 8.3(f) has been obtained;

(g)           the Escrow Agreement;

(h)           the Second Escrow Agreement; and

(i)            a letter agreement in the form previously agreed by the Buyer and the Seller executed by the general partner of Vision Capital Partners VII LP, a Guernsey limited partnership, and Vision Capital LLP, an English limited liability partnership.

8.4           Legal Prohibition.  No Law shall be in effect and no Order shall have been entered, in each case that restrains, enjoins or prohibits the performance of all or any part of this Agreement or the consummation of all or any part of the transactions contemplated hereby, or declares unlawful the transactions contemplated hereby or would cause any such transactions to be rescinded.

8.5           Pay-Off Letters.

(a)           The Seller shall have caused the Company to deliver to the Buyer duly executed pay-off letters in relation to the Closing Indebtedness to be repaid at the Closing, in form and substance reasonably satisfactory to the Buyer.  Each payoff letter shall provide for (i) release of all Liens securing such Indebtedness (if any) upon receipt of the amount specified in such payoff letter and (ii) authorization for Buyer to file Uniform Commercial Code termination statements (or the Brazilian equivalent) or other documents necessary to release such Liens (if any).  With respect to certain Liens referred to in Section 5.18(b) related to Limitada and the Closing Indebtedness that are to be released at Closing but that will take effect only after their respective registrations with the proper public registry, Seller agrees to deliver to the Buyer at (or as soon as practicable after) Closing any clearance certificates and any other documents necessary to complete the registrations after the Closing.

(b)           The Seller shall have caused the Company to deliver to the Buyer a duly executed pay-off letter and release in relation to Transaction Expenses to be paid by the Company to Jefferies & Company, Inc. at the Closing, in form and substance reasonably satisfactory to the Buyer.

8.6           R&W Insurance Policy.  The R&W Insurance Policy shall have been issued to the Buyer and shall be in full force and effect.

8.7           Consulting and Non-Competition Agreement; Non-Competition Agreements.  None of the consultants or the Continuing Employees identified in Schedule 8.7, who prior to Closing executed a consulting and non-competition agreement or a non-competition agreement with Buyer or an Affiliate of Buyer (including the Company or any of its Subsidiaries at the time of Closing), as applicable, to take effect upon Closing, shall have advised the Seller or any of its Affiliates (including the Company or any of its Subsidiaries), the Buyer or an Affiliate of Buyer that such consultant or Continuing Employee has revoked or intends to revoke any such agreement.

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER

The obligations of the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Seller in writing) of the following conditions as of the Closing Date:

9.1           Representations and Warranties.  Each of the representations and warranties of the Buyer contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties that address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties that address matters only as of a certain date which shall be true and correct in all material respects as of such certain date).

9.2           Covenants and Agreements.  The Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

9.3           Deliveries at Closing.  The Buyer shall have delivered to the Seller the following documents, each properly executed and dated as of the Closing Date, and in form and substance reasonably acceptable to the Seller:

(a)           a certificate of the secretary or other authorized officer of (i) the Buyer certifying as to:  (A) the accuracy and completeness of attached copies of the Organizational Documents of the Buyer, (B) the resolutions of the sole member of the Buyer authorizing and approving the execution and delivery of this Agreement and all other agreements contemplated hereby, the performance of Buyer’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby and (C) the incumbency of all officers executing this Agreement and all other agreements contemplated hereby on behalf of the Buyer, and (ii) the Guarantor certifying as to the resolutions of the sole shareholder of the Guarantor authorizing and approving the execution and delivery of the Guaranty that is a part of this Agreement, the performance of the Guarantor’s obligations thereunder and the consummation of the transactions contemplated thereby;

(b)           the Escrow Agreement; and

(c)           the Second Escrow Agreement.

9.4           Legal Prohibition.  No Law shall be in effect and no Order shall have been entered, in each case that restrains, enjoins or prohibits the performance of all or any part of this Agreement or the consummation of all or any part of the transactions contemplated hereby, or declares unlawful the transactions contemplated hereby or would cause any of the transactions contemplated hereby to be rescinded.

ARTICLE X

TERMINATION

10.1           Termination.  This Agreement may not be terminated prior to the Closing Date except as follows:

(a)           by the mutual written consent of the Buyer and the Seller;

(b)           by the Buyer (if it is not in material breach of its representations, warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Section 9.1 or 9.2 not to be satisfied), upon written notice to the Seller, if there has been a material violation, breach or inaccuracy of any representation, warranty, covenant or agreement of the Seller contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Section 8.1 or 8.2 not to be satisfied, and such violation, breach or inaccuracy has not been waived by the Buyer or cured by the Seller, as applicable, within 10 Business Days after receipt by the Seller of written notice thereof from the Buyer or is not reasonably capable of being cured prior to the Termination Date;

(c)           by the Seller (if it is not in material breach of its representations, warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Section 8.1 or 8.2 not to be satisfied), upon written notice to the Buyer, if there has been a material violation, breach or inaccuracy of any representation, warranty, agreement or covenant of the Buyer contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Section 9.1 or 9.2 not to be satisfied, and such violation, breach or inaccuracy has not been waived by the Seller or cured by the Buyer within 10 Business Days after receipt by the Buyer of written notice thereof from the Seller or is not reasonably capable of being cured prior to the Termination Date;

(d)           by the Buyer or the Seller, upon written notice to the other, if the transactions contemplated hereby have not been consummated on or before October 31, 2011 (the “Termination Date”); except that neither party shall be entitled to terminate this Agreement pursuant to this Section 10.1(d) if such party’s willful breach of this Agreement has prevented or materially delayed the consummation of the transactions contemplated hereby; or

(e)           by the Buyer or the Seller, upon written notice to the other, if a court of competent jurisdiction or any other Governmental Authority shall have issued a final, non-appealable Order preventing or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

10.2           Survival After Termination.  If this Agreement is terminated in accordance with Section 10.1, this Agreement shall become void and of no further force and effect; except that the provisions of this Section 10.2 and Article XII (Miscellaneous) shall survive the termination of this Agreement and that nothing herein shall relieve any party from any liability for breach prior to such termination.

ARTICLE XI

SURVIVAL AND INDEMNIFICATION

11.1           Survival After Closing.  All representations and warranties of the Seller contained in Article IV and Article V, and any related definitional provisions set forth in Article I (Definitions and Terms), and all covenants and agreements of the Seller to the extent requiring performance prior to Closing, shall survive until the date that is 18 months after the Closing Date and all covenants and agreements of the Seller that require performance after the Closing Date, and any related definitional provisions set forth in Article I (Definitions and Terms), shall survive in accordance with their terms, except that the Seller Fundamental Representations, and any related definitional provisions set forth in Article I (Definitions and Terms), shall survive until 60 days after the expiration of the applicable statute of limitations.  All representations and warranties of the Buyer contained in Article VI, and any related definitional provisions set forth in Article I (Definitions and Terms), and all covenants and agreements of the Buyer to the extent requiring performance prior to the Closing, shall survive until the date that is 18 months after the Closing Date and the covenants and agreements of the Buyer that require performance after the Closing Date, and any related definitional provisions set forth in Article I (Definitions and Terms), shall survive in accordance with their terms, except that the Buyer Fundamental Representations, and any related definitional provisions set forth in Article I (Definitions and Terms), shall survive until 60 days after the expiration of the applicable statute of limitations.  Notwithstanding anything to the contrary in this Section 11.1, if prior to the close of business on the last day of any claims period described herein, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

11.2           Indemnification.

(a)           Regardless of any investigation made at any time by or on behalf of the Buyer or its Affiliates or any information the Buyer or its Affiliates may have, the Seller agrees to indemnify and hold harmless the Buyer and its Affiliates (including the Company and its Subsidiaries) and their respective officers, directors, employees, stockholders, managers, members, agents and other representatives, against any loss, liability, obligation, damage, claim, cost or expense (including reasonable attorneys’ fees and expenses and taxes and penalties) (collectively, “Losses”) arising from or relating to:  (i) any inaccuracy in or breach of any of the Seller’s representations and warranties set forth in Article IV or Article V of this Agreement; (ii) any breach or nonperformance of the covenants and agreements of the Seller contained in this Agreement, in each case, subject to Sections 11.1 and 11.4; (iii) any Taxes with respect to the Company or any of its Subsidiaries for any Pre-Closing Tax Period except with respect to those matters described in item 7 of Schedule 5.10(a); (iv) Closing Indebtedness or Transaction Expenses not included in the calculation of the Final Adjustment Amount; (v) any claims by former holders of equity or debt securities in the Company or any of its Subsidiaries prior to the Closing; (vi) any claims for indemnification by directors, managers or officers of the Company or any of it Subsidiaries or other Persons entitled to indemnification from the Company or any of its Subsidiaries (or any of their respective predecessors), other than those directors, managers or officers or other Persons who continue in such or other capacities with the Company or any of its Subsidiaries after Closing, arising from their service as a director, officer, employee or agent of the Company or any of its Subsidiaries prior to the Closing under the Organizational Documents of the Company or any of its Subsidiaries in effect prior to the Closing, under any other Contract or by Law; (vii) any Taxes with respect to the matter described in item 6 of Schedule 5.10(a); (viii) the distribution of 100% of the Capital Stock of Co-Issuer to the Seller or an Affiliate of Seller pursuant to Section 7.12(a); and (ix) the matter set forth on Schedule 11.2(a).

(b)           The Seller also agrees to indemnify and hold harmless the Buyer and its Affiliates (including the Company and the Subsidiaries) against any Losses arising from or relating to the matters described in items 3 through 6 of Schedule 5.6(a).

(c)           Regardless of any investigation made at any time by or on behalf of the Seller or its Affiliates or any information the Seller or its Affiliates may have, the Buyer agrees to indemnify and hold harmless the Seller and its Affiliates (not including the Company or its Subsidiaries) and their respective officers, directors, employees, stockholders, managers, members, agents and other representatives, against any Losses that result, directly or indirectly, from (i) any inaccuracy in or breach of any of the Buyer’s representations and warranties set forth in Article VI of this Agreement; and (ii) any breach or nonperformance of the covenants and agreements of the Buyer contained in this Agreement, in each case, subject to Sections 11.1 and 11.4.

11.3           Indemnification Procedure.

(a)           If a party entitled to indemnification hereunder (an “Indemnified Party”) learns of any matter that it believes will entitle such Indemnified Party to indemnification from the Seller or the Buyer, as the case may be, under Section 11.2 (the “Indemnifying Party”), the Indemnified Party shall deliver to the Indemnifying Party a notice describing such matter in reasonable detail, including the nature of the claim, the basis for the indemnification obligation, to the extent reasonably estimable, the estimated losses resulting therefrom, and reasonable supporting documentation (a ”Notice of Claim”).  If the Notice of Claim involves a third party claim, the Indemnified Party shall deliver the Notice of Claim to the Indemnifying Party within the shorter of (i) 90 days after the date on which the Indemnified Party becomes aware of the claim related to the Loss or (ii) one-third of the time period commencing on the date on which the Indemnified Party became aware of the claim related to the Loss and ending on the third Business Day preceding the date by which the appropriate defense must be presented as provided below.

(b)           If any indemnification claim involves a third party claim, the Indemnifying Party shall be entitled to assume the defense thereof within the shorter of (x) 30 days after the Notice of Claim has been delivered to the Indemnifying Party or (y) two-thirds of the time period commencing on the date on which the Indemnified Party became aware of the claim related to the Loss and ending on the third Business Day preceding the date by which the appropriate defense must be presented as provided below (provided that any failure of the Indemnified Party to provide timely Notice of Claim shall not affect the Indemnifying Party’s right to assume the defense of any such third party claim), in either case with counsel reasonably satisfactory to the Indemnified Party, at the Indemnifying Party’s sole expense, except that the Indemnifying Party shall not be entitled to assume or continue control of the defense of any third party claim if (i) the claim involves criminal liability, (ii) the claim seeks exclusively an injunction or equitable relief against any Indemnified Party, (iii) the Indemnifying Party has failed or is failing to defend the claim in good faith or (iv) the claim relates to any of items 3 through 6 of Schedule 5.6(a) that are the subject of indemnification pursuant to Section 11.2(b).  During the period referred to in the preceding sentence, the Indemnified Party shall, and shall cause its Affiliates and its and their respective officers and directors to, provide such information to the Indemnifying Party as the Indemnifying Party may reasonably request in connection with its evaluation of whether a third party claim is an indemnifiable claim under Section 11.2.  Notwithstanding the assumption of the defense of any claim by the Indemnifying Party, the Indemnified Party shall have the right to employ separate legal counsel and to participate in the defense of such claim, and the Indemnifying Party shall bear the reasonable fees, out-of-pocket costs and expenses of such separate legal counsel to the Indemnified Party if (and only if): (x) the Indemnifying Party shall have agreed to pay such fees, out-of-pocket costs and expenses, (y) in the written opinion of counsel to the Indemnified Party a conflict of interest arises out of the representation of the interests of such Indemnified Party by counsel selected by the Indemnifying Party or (z) the Indemnifying Party shall have failed to employ legal counsel reasonably satisfactory to the Indemnified Party within a reasonable period of time after the Notice of Claim.  If the Indemnified Party employs separate legal counsel in circumstances other than as described in the preceding clauses (x), (y) or (z), the fees, costs and expenses of such legal counsel shall be borne exclusively by the Indemnified Party.  The Indemnifying Party shall not in connection with each third party claim be liable for the fees and expenses of more than one firm of legal counsel for all of the Indemnified Parties.  If the Indemnifying Party (having assumed the defense of a third party claim) or the Indemnified Party (having proceeded with its own defense of a third party claim in accordance with this Section 11.3) proposes to settle such third party claim, the Indemnifying Party or the Indemnified Party (as applicable) shall provide notice to that effect (together with a reasonably detailed statement of the terms and conditions of such settlement) to the Indemnified Party or the Indemnifying Party (as applicable), which notice shall be provided a reasonable time prior to the proposed time for effecting such settlement, and shall not effect any such settlement without the prior consent of the Indemnified Party or the Indemnifying Party (as applicable), which consent shall not be unreasonably withheld, delayed or conditioned.  Notwithstanding the foregoing, no such consent of the Indemnified Party shall be required if the related settlement does not entail any admission of liability on the part of any Indemnified Party and provides for the full release of the Indemnified Party from any and all liability in respect of such third party claim.  The Indemnifying Party shall be solely responsible for any amounts payable under any such settlement agreement, as Losses of the Indemnified Party.

(c)           If an Indemnified Party suffers an indemnifiable Loss that does not involve a third-party claim, the Indemnified Party shall inform the Indemnifying Party in writing thereof with a Notice of Claim, and upon receipt of such Notice of Claim, the Indemnifying Party shall promptly inform the Indemnified Party about its agreement or disagreement with respect to the notified Loss.  If the Loss is subject to dispute, such dispute shall be considered as a dispute according to the terms of this Agreement and shall be resolved as provided for in Section 12.9 below. If there is no dispute on the Notice of Claim or, in case of a dispute, if the Loss is deemed to be due after the procedures described in Section 12.9 below, the Indemnifying Party shall, within ten (10) Business Days, pay for the Loss in immediately available funds, to the bank, branch and checking account indicated in advance and in writing by the Indemnified Party (except as otherwise contemplated by Section 11.6).

11.4           Limitations on Indemnification.

(a)           The Seller shall have no liability for any Losses under clause (i) and clause (iii) of Section 11.2(a) (other than for Losses incurred as a result of inaccuracies of the representations and warranties contained in the Seller Fundamental Representations, as to which this clause (a) shall have no effect) unless and until the aggregate amount of the Losses for which the Seller is obligated to indemnify pursuant to clause (i) and clause (iii) of Section 11.2(a) shall exceed $1,000,000 (the “Threshold Amount”), in which case the Seller shall only be liable for the amount of Losses sought by the Buyer in excess of the Threshold Amount.  The aggregate liability of the Seller for all Losses under Section 11.2(a) shall not exceed the Escrow Amount, as specified in Section 11.6.  The aggregate liability of the Seller for all Losses under Section 11.2(b) shall not exceed the Second Escrow Amount and (if and to the extent permitted by the Escrow Agreement) the Escrow Amount, as specified in Section 11.6.

(b)           Notwithstanding anything to the contrary in this Agreement, any amounts payable pursuant to the indemnification obligations under this Agreement shall be paid without duplication and in no event shall (i) any Indemnifying Party be obligated to indemnify any Indemnified Party with respect to any Losses with respect to any matter to the extent such matter was taken into account in the Adjustment Amount pursuant to Sections 2.2(b) and 2.3; (ii) any Indemnified Party be indemnified under different provisions of this Agreement for the same Losses; and (iii) the Seller be obligated to indemnify the Buyer with respect to any Losses incurred by the Buyer relating to actions taken by the Seller in accordance with Sections 7.2(g) and 7.2(h).

(c)           Amounts in respect of any Losses payable by any Indemnifying Party pursuant to the indemnification obligations under this Agreement shall be reduced by (i) any amounts actually received from third parties by or on behalf of the Indemnified Party (including applicable insurance proceeds) and (ii) any tax benefit actually realized by the Indemnified Party (such amounts and benefits are collectively referred to herein as “Indemnity Reduction Amounts”).  For purposes of this Section 11.4(c), a tax benefit shall not be treated as actually realized until it has reduced the amount of Taxes actually paid by the Indemnified Party.  If any Indemnified Party receives any Indemnity Reduction Amounts in respect of a claim for which indemnification is provided under this Agreement after the full amount of such claim has been paid by an Indemnifying Party or after an Indemnifying Party has made a partial payment of such claim and such Indemnity Reduction Amounts exceed the remaining unpaid balance of such claim, then the Indemnified Party shall promptly remit to the Indemnifying Party an amount equal to the excess (if any) of (x) the amount theretofore paid by the Indemnifying Party in respect of such claim, less (y) the amount of the indemnity payment that would have been due if such Indemnity Reduction Amounts in respect thereof had been received before the indemnity payment was made.  For the avoidance of doubt, it is not intended that any insurer be released from any obligation or liability that it otherwise would have had under any of the Company Insurance Policies set forth on Schedule 5.16(a) as a result of the indemnification provisions of this Agreement or be entitled to any rights of subrogation in relation to any party’s rights under this Agreement as a result of any claims paid or payable by such insurer under any of the Company Insurance Policies set forth on Schedule 5.16(a).

(d)           Each of the Seller and the Buyer, as appropriate, shall, or shall cause each Indemnified Party to, use commercially reasonable efforts to mitigate Losses for which indemnification is available under this Article XI and shall act in good faith in responding to, defending against, settling or otherwise dealing with such claims.

11.5           Exclusive Remedy.  Except for any claim for intentional fraud or intentional misrepresentation, and except for remedies of specific performance and injunctive or other equitable relief, following the Closing, the provisions of this Article XI (and, with respect to the Buyer, the R&W Insurance Policy) shall be the sole and exclusive remedies for any and all claims arising out of or relating to any of the items listed in Section 11.2, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether in contract or tort, or whether at law or in equity, or otherwise, and the Indemnified Parties shall have no other remedy or recourse with respect any of the forgoing other than pursuant and subject to the terms and conditions of this Article XI (and, with respect to the Buyer, the R&W Insurance Policy).

11.6           Recourse.  Buyer (on its behalf or on behalf of the other Indemnified Parties described in Section 11.2(a)) may seek satisfaction of any claim brought under this Article XI (other than with respect to Section 11.2(b)) in whole or in part only (i) first, by a claim against the Escrow Account in accordance with the Escrow Agreement and (ii) when the Escrow Account funds have been depleted or have been released in accordance with the Escrow Agreement, against the R&W Insurance Policy.  Buyer (on its behalf or on behalf of the other Indemnified Parties described in Section 11.2(b)) may seek satisfaction of any claim brought under Section 11.2(b) in whole or in part only (i) first, by a claim against the Second Escrow Account in accordance with the Second Escrow Agreement and (ii) then, if the Second Escrow Account funds have been depleted or have been released to the Buyer in accordance with the Second Escrow Agreement, by a claim against the Escrow Account in accordance with the Escrow Agreement (if and to the extent permitted thereby).

11.7           Effect on Purchase Price.  To the extent permitted by applicable Law, any amounts payable under this Article XI shall be treated by the Buyer and the Seller as adjustments to the Purchase Price (including for all Tax purposes).

11.8           Tax Matters.

(a)           Straddle Period.  In the case of any taxable period of the Company or any of its Subsidiaries that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes for the Company and its Subsidiaries for any Pre-Closing Tax Period shall be determined (i) as to income, receipts or similar Taxes, based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time), and (ii) as to all other Taxes, based on a daily proration.  For purposes of any Taxes determined based on a daily proration basis, the amount of such Taxes allocated to a Pre-Closing Tax Period shall be the full, actual amount of such Taxes multiplied by a fraction the numerator of which is the number of days in the Tax period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(b)           Tax Returns.

(i)           The Seller shall prepare and file timely, or cause to be prepared and filed timely, all Tax Returns required to be filed by or for the Company and its Subsidiaries on or after the date of this Agreement and on or before the Closing Date (“Pre-Closing Tax Returns”).  All such Pre-Closing Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by applicable Tax Law.  The Seller shall permit the Buyer to review and comment on each such Pre-Closing Tax Return (or the allocable portions of such Pre-Closing Tax Returns that include the Company and its Subsidiaries) at least ten (10) Business Days prior to the filing of such Pre-Closing Tax Return.  If any such Pre-Closing Tax Returns could reasonably be expected to result in an increase in the Company’s or any of its Subsidiaries’ Tax liability for the taxable periods (or portions thereof) after the Closing Date, then the Seller shall make such revisions to such Tax Returns as the Buyer reasonably requests.

(ii)           The Buyer shall prepare and file timely, or cause to be prepared and filed timely, all Tax Returns required to be filed by or for the Company and its Subsidiaries after the Closing Date with respect to a Pre-Closing Tax Period (“Post-Closing Tax Returns”).  All such Post-Closing Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by applicable Tax Law.  The Buyer shall permit the Seller to review and comment on each such Post-Closing Tax Return (or the allocable portions of such Post-Closing Tax Return that include the Company and its Subsidiaries) at least thirty (30) days prior to the filing of such Post-Closing Tax Return, and the Buyer shall make any revisions to such Post-Closing Tax Return reasonably requested by the Seller (but, in the case of a Tax Return with respect to a Straddle Period, only to the extent such revisions relate to a Pre-Closing Tax Period), to the extent not inconsistent with the requirements of the preceding sentence.

(iii)           The Seller and the Buyer shall not (and the Buyer shall cause the Company and its Subsidiaries not to) amend, without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed, a Tax Return to which this Section 11.8(b) applies.

(iv)           If the Seller or the Buyer cannot agree as to any revisions of a Tax Return to be filed under Sections 11.8(b)(i) or (ii), then at least five (5) Business Days prior to the filing date of such Tax Return (including applicable extensions) any disputed item shall be resolved (within a reasonable time, taking into account the deadline for filing such Tax Return) by a nationally recognized independent accounting firm chosen by both the Buyer and the Seller.  Upon resolution of all disputed items, the relevant Tax Return shall be filed on that basis.  The costs, fees and expenses of such accounting firm shall be borne equally by the Buyer and the Seller.

(c)           Cooperation on Tax Matters.  The Seller and the Buyer shall (and Buyer shall cause the Company and its Subsidiaries to) cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of Tax Returns pursuant to this Section 11.8(c) and any audit, litigation or other proceeding with respect to Taxes of the Company or any of its Subsidiaries.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees and, as applicable, outside Tax advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Seller and the Buyer shall (and Buyer shall cause the Company and its Subsidiaries to) agree to retain all books and records with respect to Tax matters pertinent to the Company or any of its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Seller, the Company or the Buyer, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.  The Seller and the Buyer shall (and the Buyer shall cause the Company and its Subsidiaries to), upon request, use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the Company or any of its Subsidiaries or with respect to the transactions contemplated by this Agreement.  The Seller and the Buyer shall (and the Buyer shall cause the Company and its Subsidiaries to), upon request, provide the other party with all information that may be required to report pursuant to Code § 6043A or the Treasury Regulations promulgated thereunder with respect to the transactions contemplated by this Agreement.  The Seller agrees to cooperate with the Buyer (and the Buyer agrees to reimburse the Seller’s reasonable, out-of-pocket, third party expenses in connection with such cooperation upon receipt of an invoice (or invoices) documenting such expenses) with respect to reasonable requests of the Buyer in connection with responding to any notices or obtaining any relief under the Treasury Regulations section 301.9100-3 (or other applicable sections of the Code or Treasury Regulations), as applicable, with respect to or related to Forms 8832 for the Company and its Subsidiaries.

(d)           Contest Provisions.

(i)           In the event the Buyer, the Company or any Subsidiary of the Company receives notice of any pending or threatened Tax audit, assessment or other dispute concerning Taxes with respect to which the Seller may incur liability pursuant to the indemnifications provisions of Section 11.2(a) (any such audit, assessment or other dispute, a “Contest”), the Buyer shall notify the Seller promptly of such Contest pursuant to a Notice of Claim; provided that failure of the Buyer to comply with this provision shall not affect the Buyer’s right to indemnification pursuant to this Article XI unless such failure materially adversely affects the ability of the Seller to challenge such Contest.  In the event the Seller or any of its Affiliates receives notice of any pending or threatened Tax audit, assessment or other dispute concerning Taxes with respect to THC in respect of taxable periods during which Tinc and THC were members of the same affiliated, consolidated, combined, unitary or aggregate group (any such audit, assessment or other dispute, a “THC Tax Contest”), the Seller shall notify the Buyer promptly of such THC Tax Contest pursuant to a Notice of Claim.  The Buyer shall have the right to participate (at its own expense) in any such THC Tax Contest.  Seller shall keep the Buyer reasonably informed of the details and status of such THC Tax Contest (including providing the Buyer with copies of all written correspondence regarding such THC Tax Contest).  Notwithstanding the foregoing, the Seller shall not be entitled to settle, either administratively or after the commencement of litigation, any such THC Tax Contest that would increase the liability for Taxes of the Buyer or the Company or any of its Subsidiaries for any period without the prior written consent of the Buyer, which consent shall not be unreasonably conditioned, withheld or delayed.

(ii)           The Seller shall control any Contest that relates to any taxable period ending on or before the Closing Date, and shall be entitled to employ counsel of its choice at the Seller’s expense; provided that (x) the Buyer shall have the right to participate (at its own expense) in any such Contest and (y) the Seller shall keep the Buyer reasonably informed of the details and status of such Contest (including providing the Buyer with copies of all written correspondence regarding such Contest).  Notwithstanding the foregoing, the Seller shall not be entitled to settle, either administratively or after the commencement of litigation, any such Contest that would increase the liability for Taxes of the Buyer or the Company or any of its Subsidiaries for any period beginning on or after the Closing Date without the prior written consent of the Buyer, which consent shall not be unreasonably conditioned, withheld or delayed.  If the Seller fails to assume control of the conduct of any such Contest within a reasonable period following the receipt by the Buyer of notice of such Contest, the Buyer shall have the right to assume control of such Contest; provided, however, that Buyer shall not settle, either administratively or after the commencement of litigation, any such Contest without the prior written consent of the Seller, such consent not to be unreasonably withheld, conditioned or delayed.

(iii)           The Buyer shall control any Contest that relates to any taxable period including (but not ending on) the Closing Date and shall be entitled to employ counsel of its choice at its expense; provided, that (x) the Seller shall have the right to participate (at its own expense) in any such Contest; (y) the Buyer shall keep the Seller reasonably informed of the details and status of such Contest (including providing the Seller with copies of all written correspondence regarding such Contest); and (z) with the written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, the Seller may assume control of the conduct of such Contest.  Notwithstanding the foregoing, the Buyer shall not be entitled to settle, either administratively or after the commencement of litigation, any such Contest that would increase the liability for Taxes of the Seller without the prior written consent of the Seller, which consent shall not be unreasonably conditioned, withheld or delayed; provided, however, that such consent shall not be required to the extent that the Buyer directly pays such additional amounts owed by the other party, if any, and agrees in writing with the other party not to seek indemnity from the other party against the effects of such settlement.  If the Buyer fails to assume control of the conduct of any such Contest within a reasonable period following the receipt by the Buyer of notice of such Contest, the Seller shall have the right to assume control of such Contest; provided, however, that Seller shall not settle, either administratively or after the commencement of litigation, any such Contest without the prior written consent of the Seller, such consent not to be unreasonably withheld, conditioned or delayed.

(iv)           To the extent that it conflicts with Section 11.3(b), the provisions of this Section 11.8(d) shall control with respect to all Contests.

(e)           Termination of Existing Tax-Sharing Agreements.  Any and all existing Tax sharing agreements or arrangements, written or oral, between the Seller and/or an Affiliate of the Seller (including Co-Issuer but excluding the Company and any of its other Subsidiaries), on the one hand, and the Company or any Subsidiary of the Company (other than Co-Issuer), on the other hand, shall terminate as of the Closing Date and after the Closing Date, the Company and its Subsidiaries shall not be bound thereby or have any liability thereunder (whether for the current year, a future year, or a past year).

(f)           Transfer Taxes and Fees.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including, as to any such Taxes, fees, or charges, any penalties and interest) incurred by Buyer, the Company or any of the Company’s Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement shall be included in the Transaction Expenses.

ARTICLE XII

MISCELLANEOUS

12.1           Expenses.  Except as otherwise expressly provided herein, the Seller and the Buyer shall each pay all of their own expenses (including attorneys’ and accountants’ fees, costs and expenses) in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the transactions contemplated by this Agreement.

12.2           Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of the Buyer and the Seller.

12.3           Entire Agreement.  This Agreement, the Schedules and Exhibits and any documents executed by the parties simultaneously herewith or pursuant hereto, contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all other prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, respecting such subject matter.

12.4           Notices.  Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (a) in writing and served by personal delivery upon the party for whom it is intended; (b) if delivered by facsimile with receipt confirmed; or (c) if delivered by certified mail, registered mail or courier service, return-receipt received to the party at the address set forth below, to the Persons indicated:

If to the Buyer, to:

1100 Boulders Parkway
Richmond, VA 23225
Attention:  General Counsel
Facsimile:  +1 (804) 330-1201

with a copy (which shall not constitute notice) to:

Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA  23219-4074
Attention:  C. Porter Vaughan, III
 Sean P. Ducharme
Facsimile:  +1 (804) 788-8218

If to the Seller, to:
De Boelelaan 7
1083 Amsterdam
The Netherlands
Attention:  Adriaan Kolff / Ingrid Mulder
Facsimile:  +31 (0) 20 504 38 99

with a copy (which shall not constitute notice) to:

c/o Vision Capital Americas LLC
681 Fifth Avenue, 14th Floor
New York,  NY 10022
Attention:  General Counsel
Facsimile:  +1 (212) 303-6203

and

c/o Vision Capital LLP
54 Jermyn Street
London, United Kingdom
SW1Y 6LX
Attention:  General Counsel
Facsimile:  +44 (0)20 7389 6411

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attention:  David K. Lakhdhir
Facsimile:  +1 (212) 757-3900

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 12.4.

12.5           Waiver.  Waiver of any term or condition of this Agreement by any party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

12.6           Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.  This Agreement is not assignable by any party without the prior written consent of the other parties.

12.7           No Third Party Beneficiary.  Nothing in this Agreement shall confer any rights, remedies or claims upon any Person not a party or a permitted assignee of a party to this Agreement, except as set forth in Article XI (Survival and Indemnification) and Section 12.11 (Attorney-Client Privilege and Conflict Waiver).

12.8           Governing Law.  This Agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the laws of the State of Delaware.

12.9           Consent to Jurisdiction and Service of Process.

(a)           Any Action seeking to enforce any provision of, or, directly or indirectly arising out of or in any way relating to, this Agreement or the transactions contemplated hereby shall be brought in any state or federal court located in the State of Delaware, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum.  Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.4 shall be deemed effective service of process on such party.

(b)           Nothing contained in Section 12.9(a) shall limit the right of the Buyer to take any Action in any court of competent jurisdiction for the purposes of enforcing any judgment or any equitable remedy or relief, nor shall the taking of any such Action by the Buyer in one or more jurisdictions preclude the taking of any such Action in any other jurisdiction (whether concurrently or not) if and to the extent permitted by Law.

12.10           WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

12.11           Attorney-Client Privilege and Conflict Waiver.  Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented the Company, its Subsidiaries and the Seller in connection with the transactions contemplated by this Agreement.  The parties to this Agreement recognize the community of interest that exists and will continue to exist until the Closing, and the parties agree that such community of interest should continue to be recognized after the Closing.  Specifically, the parties agree that (a) the Buyer shall not, and from and after the Closing shall cause the Company and its Subsidiaries to not, seek to have Paul, Weiss, Rifkind, Wharton & Garrison LLP disqualified from representing the Seller in any dispute (whether in contract or tort) that may arise between the Seller, on the one hand, and the Buyer or, from and after the Closing, the Company or any of its Subsidiaries, on the other, based upon, arising out of or related to this Agreement or any of the transactions contemplated hereby in whole or in part and (b) in connection with any dispute that may arise between the Seller, on the one hand, the Buyer or, from and after the Closing, the Company, its Subsidiaries and their respective successors, stockholders, employees, officers, partners, members, trustees, directors, managers, agents and representatives, on the other, the Seller (and not the Company) shall have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between the Company or any of its Subsidiaries and Paul, Weiss, Rifkind, Wharton & Garrison LLP that occurred on or prior to the Closing.  The covenants contained in this Section 12.11 are intended to be for the benefit of, and shall be enforceable by, the Seller and its Affiliates and shall not be deemed exclusive of any other rights to which it is entitled, whether pursuant to Law, Contract or otherwise.

12.12           Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the Buyer and the Seller shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

12.13           Counterparts.  This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.  This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

TAC HOLDINGS, LLC

By:	/s/ A. Brent King
Name: A. Brent King
Title: Vice President and Secretary

GAUCHO HOLDINGS B.V.

By:	/s/ A. Q. Kolff
Name: A. Q. Kolff
Title: Director

Signature Page to Membership Purchase Agreement

GUARANTY

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed in its name by a duly authorized officer as of the date first written above solely to evidence its absolute, continuing and irrevocable guarantee of, and the undersigned does hereby guarantee, the Buyer’s payment of the amounts set forth in Sections 3.2(b)(i) through 3.2(b)(v) and the Buyer’s performance of its covenants and agreements required to be performed at or prior to Closing pursuant to Article VII (the “Guaranteed Obligations”), in each case subject to the terms and conditions contained in this Agreement, and the undersigned hereby acknowledges and agrees that it will receive indirect benefits in connection with the consummation by the Buyer of the transactions contemplated by this Agreement and that such benefits constitute good and sufficient consideration for and in support of its agreement to guarantee the Guaranteed Obligations.  This guaranty shall terminate as and when the Guaranteed Obligations have been satisfied, otherwise expire or are terminated in accordance with Article X of this Agreement, as applicable.

TREDEGAR FILM PRODUCTS CORPORATION

By:	/s/ A. Brent King
Name: A. Brent King
Title: Vice President and Secretary

Signature Page to Membership Purchase Agreement